First Quarter
Report to
Shareholders
Three months ended
March 31, 2025
Manulife Financial Corporation
1  Record levels of total company annualized premium equivalent (“APE”) sales, new business contractual service margin (“new business CSM”) and new business value (“NBV”).
2  Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q25 Management’s Discussion and Analysis (“1Q25 MD&A”).
3  Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate basis and are non-GAAP ratios.
4  1Q24 core earnings (total and by segment), core EPS, and NBV (total and Asia segment) have been updated to align with the presentation of Global Minimum
Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
5  Core EPS, core ROE, core EBITDA margin, and financial leverage ratio are non-GAAP ratios.
6  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
7  For more information on APE sales, NBV and net flows, see “Non-GAAP and other financial measures” in our 1Q25 MD&A. In this news release, percentage growth/decline in APE sales and NBV are stated on a constant exchange rate basis.
8  Refers to “Results at a Glance” for 1Q25 and 1Q24 results.
9  Also referred to as the “RGA U.S. Reinsurance Transaction”.

Manulife Financial Corporation – First Quarter 2025	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its first quarter results for the period ended March 31, 2025, delivering record insurance new business results1 and steady growth in book value per common share.
Key highlights for the first quarter of 2025 (“1Q25”) include:
•Core earnings2 of $1.8 billion, a 1% decrease on a constant exchange rate basis3 compared with the first quarter of 2024
(“1Q24”)4
•Net income attributed to shareholders of $0.5 billion, a decrease of $0.4 billion compared with 1Q24
•Core EPS5 of $0.99, up 3%3 from 1Q244. EPS of $0.25, down 48%3 from 1Q24
•Core ROE5 of 15.6% and ROE of 3.9%
•LICAT ratio6 of 137%
•APE sales up 37%7, new business CSM up 31%3 and new business value (“NBV”) up 36%7 from 1Q244,8
•Global Wealth and Asset Management (“Global WAM”) net inflows7 of $0.5 billion, down from $6.7 billion in 1Q24
“We started the year with continued strong momentum, delivering record levels of insurance new business results this quarter.
We generated double-digit growth in new business value across all insurance segments, led by Asia with a 43% increase year over year, demonstrating broad-based strength in our top-line results. Global WAM delivered 24% core earnings growth, expanded core EBITDA margin5 by 290 basis points and generated positive net flows. We also completed our second long-
term care reinsurance transaction9, a testament to our focused execution and commitment in delivering sustainable value to shareholders. Overall, I am proud of our performance this quarter against an increasingly volatile operating environment, and our results reflect the strength of the franchise.
“The work we have done since 2017 has put the company in a position of great strength. We could not have transformed the company in such a tangible way without the hard work, disciplined execution, and commitment of our more than 37,000 colleagues across the globe. I couldn’t be prouder of what we’ve accomplished and of the momentum we built, and I look forward to watching Phil Witherington lead the company in writing its next chapter.”
— Roy Gori, Manulife President & Chief Executive Officer
“Our underlying business growth remained resilient, while our core EPS growth was dampened by strengthened provisions related to expected credit loss and a provision for the California wildfires. Book value per common share continued to increase steadily in 1Q25, growing 12% year over year. We maintained a strong LICAT ratio of 137%, and our financial leverage ratio5 was 23.9%, well within our medium-term target of 25%. Anchored by our strategic priorities and supported by our robust balance sheet, we are well-positioned to navigate the current economic conditions and capitalize on growth opportunities.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth/decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2  1Q24 core earnings (total and by segment), core ROE, adjusted book value per common share (“adjusted BV per common share”) and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
3  Adjusted book value per common share is a non-GAAP ratio.
4  For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 1Q25 MD&A. In this news release, percentage growth/declines in net flows, gross flows, and average AUMA are stated on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2025	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results
	1Q25	1Q24	Change
Net income attributed to shareholders[1]	$485	$866	(47)%
Core earnings[2]	$1,767	$1,710	(1)%
EPS ($)	$0.25	$0.45	(48)%
Core EPS ($)	$0.99	$0.91	3%
ROE	3.9%	8.0%	(4.1) pps
Core ROE[2]	15.6%	16.2%	(0.6) pps
Book value per common share ($)	$25.88	$23.09	12%
Adjusted BV per common share ($)[2,3]	$36.66	$32.74	12%
Financial leverage ratio (%)[2]	23.9%	24.6%	(0.7) pps
APE sales	$2,689	$1,883	37%
New business CSM	$907	$658	31%
NBV	$907	$641	36%
Global WAM net flows ($ billions)[4]	$0.5	$6.7	(93)%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results
	1Q25	1Q24	Change
Asia (US$)
Net income attributed to shareholders	$435	$270	57%
Core earnings[2]	492	465	7%
APE sales	1,412	950	50%
New business CSM	498	364	38%
NBV	457	323	43%
Canada
Net income attributed to shareholders	$222	$273	(19)%
Core earnings	374	364	3%
APE sales	491	450	9%
New business CSM	91	70	30%
NBV	180	157	15%
U.S. (US$)
Net income attributed to shareholders	$(397)	$(80)	(396)%
Core earnings	251	335	(25)%
APE sales	120	113	6%
New business CSM	70	72	(3)%
NBV	48	37	30%
Global WAM
Net income attributed to shareholders	$443	$365	15%
Core earnings[2]	454	349	24%
Gross flows ($ billions)[4]	50.3	45.4	5%
Average AUMA ($ billions)[4]	1,041	880	13%
Core EBITDA margin (%)	28.4%	25.5%	290 bps
1  See “Caution regarding forward-looking statements” in our 1Q25 MD&A.
2  See section A1 “Profitability” in our 1Q25 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
3  The net change in ECL excluded the impact from the RGA U.S. Reinsurance Transaction and the GA Reinsurance Transaction in 1Q25 and 1Q24, respectively.

Manulife Financial Corporation – First Quarter 2025	3
Strategic Highlights
We are capitalizing on opportunities and driving growth while optimizing our portfolio
In Global WAM, we launched FutureStepTM, a new fully digital retirement plan offering for small businesses in the U.S., in collaboration with Vestwell, a financial technology company. This complements our existing plan offerings and enhances our market presence. It marks a significant step in transforming our retirement business to become the partner of choice for distributors, third-party administrators, and plan sponsors.
In Asia, we renewed our bancassurance partnership in the Philippines with China Banking Corporation (“Chinabank”), extending our exclusive partnership for another 15 years. This strategic partnership, which started in 2007, solidifies the two organizations’ shared commitment to provide holistic life, wealth, and health solutions for the long-term financial security of
Filipino families.
In addition, we closed the previously announced transaction to reinsure two blocks of in-force business, including a younger block of long-term care, with Reinsurance Group of America. We plan to return the capital released from this transaction through our new share buyback program which commenced in late February 2025.1
We continue to expand our innovative product portfolio to meet changing customer needs
In Asia, we introduced our Shared Values proposition by offering a first-of-its-kind combination of high-net-worth life insurance with comprehensive health benefits in our International High Net Worth business. The proposition provides access to customer benefits including a whole-body MRI scan, medical second opinion concierge services and critical illness benefits.
In Global WAM, we launched the John Hancock CQS Asset Backed Securities (“ABS”) Fund in the U.S., our second retail fund
leveraging Manulife | CQS Investment Management expertise. This fund offers exposure to the global ABS market, aiming to generate returns through current income and capital appreciation with a diversified, actively managed portfolio.
In the U.S., we continued enhancing the appeal of our differentiated suite of solutions, including the launch of a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process.
We are advancing our digital, customer leadership ambition with AI enhancements
In Asia, we further strengthened our GenAI capabilities to enhance sales support and improve customer experience. We rolled out our AI Assistant solution to support agents in Singapore and to help our teams better serve brokers in Japan, enabling faster access to product information, reducing administrative workload and allowing distributors to focus more on customer engagement.
In Canada, we introduced an innovative GenAI tool within our Individual Insurance business, which enables our internal sales team to automatically generate personalized communications to advisors by analyzing historical data and identifying available opportunities. As a result, interactions between wholesalers and advisors have improved, contributing to an 11% year-over-
year increase in the number of advisors placing business with us in 1Q25.
We are helping our customers live longer, healthier, better lives
In the U.S., we became the first life insurer to offer eligible John Hancock Vitality members access to Function Health’s technology and screening tools. Function Health includes access to over 100 lab tests – spanning heart, hormone, thyroid, and autoimmunity, among others. This addition builds on our growing portfolio of offerings that help our customers take proactive steps to better understand their health.
In Canada, we further enhanced the Manulife Vitality program with offerings to assist members in meeting their health and wellness goals, including additional resources and incentives for managing and preventing diabetes, the extension of travel rewards to all members, and the addition of ŌURA as our newest Vitality rewards partner.
Strong Global WAM and Asia results contributed to resilient earnings2
Core earnings of $1.8 billion in 1Q25, down 1% from 1Q24
Core earnings decreased modestly on a constant exchange rate basis, as continued business growth in Global WAM and Asia was offset by strengthened provisions related to expected credit loss (“ECL”) of $45 million post-tax in 1Q253 , compared with a net release of $8 million post-tax in 1Q243, and a provision for the California wildfires of $43 million post-tax in 1Q25.
•Asia core earnings were up 7%, reflecting continued business growth, improved impact of new business, and favourable claims experience, partially offset by strengthened ECL provisions.
•Global WAM core earnings grew 24%, primarily driven by higher net fee income from favourable market impacts over the past 12 months and positive net flows, higher performance fees, and continued expense discipline.
•Canada core earnings increased 3%, primarily driven by overall favourable net insurance experience, and business growth in Group Insurance, partially offset by strengthened ECL provisions and lower Manulife Bank earnings.
•U.S. core earnings decreased 25%, reflecting lower investment spreads, strengthened ECL provisions, and the net unfavourable impact of the annual review of actuarial methods and assumptions in 2024.
1  Asia Other excludes Hong Kong and Japan.
2  For more information on new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” in our 1Q25 MD&A. In this news release, percentage growth/decline in organic CSM is stated on a constant exchange rate basis.
3  Net of non-controlling interests (“NCI”).
4  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q25 MD&A.

Manulife Financial Corporation – First Quarter 2025	4
•Corporate and Other core earnings decreased $46 million, mainly related to a provision for the California wildfires in our
Property and Casualty reinsurance business.
Net Income attributed to shareholders of $0.5 billion in 1Q25, $0.4 billion lower compared with 1Q24
The $0.4 billion decrease in net income was driven by a larger net charge from market experience. The net charge from market experience in 1Q25 was primarily related to a $0.7 billion realized loss due to the sale of debt instruments related to the
RGA U.S. Reinsurance Transaction, lower-than-expected returns on alternative long-duration assets, mainly related to real estate and private equities, and lower-than-expected returns on public equities. The realized loss due to the sale of debt instruments was offset by an associated change in Other Comprehensive Income, resulting in a neutral impact to book value.
Record levels across all three insurance new business metrics and positive net flows in Global WAM
Continued momentum in our 1Q25 top-line insurance results, as evidenced by the year-over-year growth of 37%, 31%
and 36% in APE sales, new business CSM and NBV, respectively
•Asia delivered another strong quarter with record levels of APE sales, new business CSM and NBV, with year-over-year growth of 50%, 38% and 43%, respectively, reflecting higher sales volumes in Hong Kong, Asia Other1 and Japan. NBV margin2 of 38.1% demonstrated resilience.
•Canada APE sales increased 9% bolstered by higher sales volumes across all business lines. Coupled with higher margins in Group Insurance, NBV grew 15% compared with 1Q24. New business CSM also increased 30%, driven by higher sales volumes in Individual Insurance and segregated fund products.
•In the U.S., APE sales and NBV increased 6% and 30%, respectively, reflecting continued demand from affluent customers for accumulation insurance products. New business CSM decreased 3% primarily driven by product mix, partially offset by higher sales volumes.
Global WAM net inflows of $0.5 billion in 1Q25, compared with net inflows of $6.7 billion in 1Q24
•Retirement net outflows of $2.6 billion in 1Q25 decreased from net inflows of $3.2 billion in 1Q24, reflecting higher retirement plan redemptions and higher net member withdrawals in North America.
•Retail net inflows of $0.5 billion in 1Q25 decreased from net inflows of $1.7 billion in 1Q24, reflecting higher redemptions due to lower investor demand amid market volatility. This was partially offset by higher money market fund sales and new fund launches in mainland China, as well as higher net sales through our retail wealth platform in Canada.
•Institutional Asset Management net inflows of $2.6 billion in 1Q25 increased compared with net inflows of $1.8 billion in
1Q24, driven by lower redemptions in fixed income mandates.
Growth in new business continues to drive higher organic CSM and CSM balance
CSM3 was $22,296 million as at March 31, 2025
CSM increased $169 million compared with December 31, 2024. Organic CSM movement contributed $598 million of the increase for the first quarter of 2025, representing an 11%2 growth on an annualized basis, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $429 million for the same period, primarily driven by the unfavourable impacts of equity market performance and the impact of the RGA U.S. Reinsurance Transaction, partially offset by the favourable impacts of changes in foreign currency exchange rates. Post-tax CSM net of NCI4 was $18,524 million as at March
31, 2025.

Manulife Financial Corporation – First Quarter 2025	5
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of May 7, 2025, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March
31, 2025 and the MD&A and audited Consolidated Financial Statements contained in our 2024 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2024 Annual Report (“2024
MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business Performance
3.Financial Strength
4.Assets under Management and Administration
5.Impact of Foreign Currency Exchange Rates
6.Business Highlights
7.Global Minimum Taxes (“GMT”)
B.PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other
C.RISK MANAGEMENT AND RISK
FACTORS UPDATE
1.Variable Annuity and Segregated Fund Guarantees
2.Caution Related to Sensitivities
3.Publicly Traded Equity Performance Risk Sensitivities and
Exposure Measures
4.Interest Rate and Spread Risk Sensitivities and Exposure
Measures
5.Alternative Long-duration Asset Performance Risk
Sensitivities and Exposure Measures
6.Risk Management and Risk Factors Update
D.CRITICAL ACTUARIAL AND
ACCOUNTING POLICIES
1.Critical Actuarial and Accounting Policies
2.Sensitivity to Changes in Assumptions
3.Accounting and Reporting Changes
E.OTHER
1.Outstanding Common Shares – Selected Information
2.Legal and Regulatory Proceedings
3.Non-GAAP and Other Financial Measures
4.Caution Regarding Forward-looking Statements
5.Quarterly Financial Information
6.Revenue
7.Other
1  1Q24 items excluded from core earnings have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
2  The reinsurance transaction with Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025. The reinsurance transaction with Global Atlantic (“GA Reinsurance Transaction”) closed February 22, 2024, with an effective date of January 1, 2024. The reinsurance transaction with RGA Life Reinsurance Company of Canada ("RGA Canadian Reinsurance Transaction”) closed April 1, 2024.
3 Percentage growth / declines in core earnings, pre-tax core earnings, total expenses, core expenses, general expenses, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”),and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
4  The net change in ECL excludes the impact from the RGA U.S. Reinsurance Transaction and the GA Reinsurance Transaction in 1Q25 and 1Q24, respectively.
5  For more information on this metric, see “Non-GAAP and Other Financial Measures” below.

Manulife Financial Corporation – First Quarter 2025	6
ATOTAL COMPANY PERFORMANCE
A1Profitability

	Quarterly Results
($ millions, unless otherwise stated)	1Q25	4Q24	1Q24
Net income (loss) attributed to shareholders	$485	$1,638	$866
Core earnings(1),(2)	$1,767	$1,907	$1,710
Diluted earnings (loss) per common share ($)	$0.25	$0.88	$0.45
Diluted core earnings per common share (“Core EPS”) ($)(2),(3)	$0.99	$1.03	$0.91
ROE	3.9%	14.0%	8.0%
Core return on shareholders’ equity (“Core ROE”)(2),(3)	15.6%	16.5%	16.2%
Expense efficiency ratio(3)	45.9%	44.4%	45.1%
General expenses	$1,202	$1,328	$1,102
Core expenses(1)	$1,776	$1,797	$1,673
(1)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)1Q24 quarterly core earnings, core EPS and core ROE have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Manulife’s net income attributed to shareholders was $485 million in the first quarter of 2025 (“1Q25”) compared with $866 million in the first quarter of 2024 (“1Q24”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,767 million in 1Q25 compared with $1,710 million in 1Q24, and items excluded from core earnings, which amounted to a net charge of $1,282 million in 1Q25 compared with a net charge of $844 million in 1Q241. The effective tax rate on net income (loss) attributed to shareholders was 9% in 1Q25 compared with 22% in 1Q24 due to differences in the jurisdictional mix of earnings.
Net income attributed to shareholders in 1Q25 decreased $381 million compared with 1Q24 primarily reflecting a larger net charge from market experience partially offset by higher core earnings. The net charge from market experience in 1Q25 of
$1,332 million was driven by realized losses on debt instruments primarily related to the RGA U.S. Reinsurance Transaction2, lower-than-expected returns on alternative long-duration assets (“ALDA”) mainly related to real estate and private equity, lower-than-expected returns on public equities and a charge from derivatives and hedge accounting ineffectiveness.
The RGA U.S. Reinsurance Transaction resulted in a net loss attributed to shareholders of $735 million in 1Q25 and the GA
Reinsurance Transaction2 resulted in a net loss attributed to shareholders of $767 million in 1Q24. The net loss in 1Q25 and
1Q24 was primarily related to market experience from the sale of fair value through OCI (“FVOCI”) debt instruments. There is an offsetting change in Other Comprehensive Income (“OCI”) attributed to shareholders resulting in a neutral impact to book value.
Core earnings increased $57 million compared with 1Q24. On a constant exchange rate basis3 core earnings were 1% lower than 1Q24. The decline on a constant exchange rate basis was driven by a net increase in the provision for expected credit loss (“ECL”) of $45 million post-tax in 1Q254 compared with a release of $8 million post-tax in 1Q244, a charge in 1Q25 for estimated losses from the recent California wildfires in our Property and Casualty (“P&C”) Reinsurance business of $43 million post-tax and lower expected investment earnings. The reduction in core earnings was partially offset by higher core earnings in
Global Wealth and Asset Management (“Global WAM”), largely reflecting an increase in net fee income from higher average assets under management and administration (“average AUMA”)5 from the favourable impact of markets over the last 12 months and positive net flows5, higher performance fees and disciplined expense management, partially offset by the non-
recurrence of prior year tax benefits. In addition, growth in our insurance business also contributed to higher core earnings.
Overall claims and lapse experience was favourable. The impact of updates to actuarial methods and assumptions was neutral in the quarter. In addition, the RGA U.S. Reinsurance Transaction reduced core earnings by $3 million in 1Q25 compared with
1Q24, the RGA Canadian Reinsurance Transaction2 reduced core earnings by $4 million in 1Q25 compared with 1Q24 and the
GA Reinsurance Transaction reduced core earnings by $5 million in 1Q25 compared with 1Q24.

Manulife Financial Corporation – First Quarter 2025	7
Core earnings by segment is presented in the table below.

	Quarterly Results
($ millions, unaudited)	1Q25	4Q24	1Q24
Core earnings by segment(1)
Asia	$705	$640	$626
Canada	374	390	364
U.S.	361	412	452
Global Wealth and Asset Management	454	459	349
Corporate and Other	(127)	6	(81)
Total core earnings	$1,767	$1,907	$1,710
(1)2024 quarterly core earnings by segment has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results
($ millions, unaudited)	1Q25	4Q24	1Q24
Core earnings	$1,767	$1,907	$1,710
Items excluded from core earnings:
Market experience gains (losses)(1)	(1,332)	(192)	(779)
Realized gains (losses) on debt instruments	(781)	(43)	(670)
Derivatives and hedge accounting ineffectiveness	(77)	40	(42)
Actual less expected long-term returns on public equity	(208)	(113)	216
Actual less expected long-term returns on ALDA	(275)	(97)	(255)
Other investment results	9	21	(28)
Restructuring charge	-	(52)	-
Reinsurance transactions, tax-related items and other(2)	50	(25)	(65)
Total items excluded from core earnings	(1,282)	(269)	(844)
Net income (loss) attributed to shareholders	$485	$1,638	$866
(1)Market experience was a net charge of $1,332 million in 1Q25, driven by net realized losses from debt instruments, of which $732 million was related to the transfer of assets with respect to the RGA U.S. Reinsurance Transaction, which are classified as FVOCI, lower-than-expected returns on ALDA mainly related to real estate and private equity, lower-than-expected returns from public equity and a charge from derivatives and hedge accounting ineffectiveness. The net charge was partially offset by a gain from changes in foreign exchange rates. Market experience was a net charge of $779 million in 1Q24, primarily driven by net realized losses from debt instruments of which $568 million was related to the transfer of assets with respect to the GA Reinsurance Transaction, which are classified as FVOCI, lower-than-expected returns on ALDA mainly related to real estate, a charge from derivatives and hedge accounting ineffectiveness and a charge from unfavorable foreign exchange impacts. These were partially offset by a gain from higher-than-expected returns on public equity.
(2)The 1Q25 net gain of $50 million is related to tax-related benefits and true-ups. The 1Q24 net charge of $65 million mainly included a charge of $70 million resulting from the GA Reinsurance Transaction in the U.S. and Japan, and a charge of $48 million related to U.S. withholding taxes on anticipated remittances associated with the reinsurance transaction discussed above. This was partially offset by $44 million representing an adjustment to items excluded from core earnings to offset a charge for 1Q24 GMT included in core earnings. See section A7 “Global Minimum Taxes (GMT)” for more information.
Net income attributed to shareholders by segment is presented in the following table.

	Quarterly Results
($ millions, unaudited)	1Q25	4Q24	1Q24
Net income (loss) attributed to shareholders by segment
Asia	$624	$583	$363
Canada	222	439	273
U.S.	(569)	103	(108)
Global Wealth and Asset Management	443	384	365
Corporate and Other	(235)	129	(27)
Total net income attributed to shareholders	$485	$1,638	$866
Expense efficiency ratio
The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM. Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.
Our focus on expense efficiency has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business. As a result, in 2024 we updated our medium-term target for the expense efficiency ratio from less than 50% to less than 45%.
1 This is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – First Quarter 2025	8
The expense efficiency ratio was 45.9% in 1Q25, compared with 45.1% in 1Q24. The 0.8 percentage point increase in the ratio compared with 1Q24 reflects a 2% decrease in pre-tax core earnings1 and a 2% increase in core expenses. The increase in core expenses was driven by higher workforce-related costs, and the inclusion of ongoing operating expenses related to our acquisition of CQS in Global WAM.
As noted above, general expenses are a component of core expenses. Total 1Q25 general expenses increased 9% on an actual exchange rate basis and 5% on a constant exchange rate basis compared with 1Q24, driven by the items noted above related to the overall increase in core expenses, as well as a reallocation of amounts within core expenses – from directly attributable maintenance to general expenses. General expenses excluded from core earnings were nil in 1Q25 and not material in 1Q24.
A2Business Performance

	Quarterly Results
($ millions, unless otherwise stated) (unaudited)	1Q25	4Q24	1Q24
Asia APE sales	$2,027	$1,661	$1,281
Canada APE sales	491	376	450
U.S. APE sales	171	211	152
Total APE sales(1)	2,689	2,248	1,883
Asia new business value(2)	657	551	435
Canada new business value	180	168	157
U.S. new business value	70	89	49
Total new business value(1),(2)	907	808	641
Asia new business CSM(3)	715	586	491
Canada new business CSM	91	116	70
U.S. new business CSM	101	140	97
Total new business CSM(3)	907	842	658
Asia CSM net of NCI	15,904	15,540	13,208
Canada CSM	4,052	4,109	4,205
U.S. CSM	2,329	2,468	3,649
Corporate and Other CSM	11	10	27
Total CSM net of NCI	22,296	22,127	21,089
Post-tax CSM net of NCI(2),(4)	18,524	18,353	17,377
Global WAM gross flows ($ billions)(1)	50.3	43.5	45.4
Global WAM net flows ($ billions)(1)	0.5	1.2	6.7
Global WAM assets under management and administration ($ billions)(4)	1,026.3	1,031.1	911.4
Global WAM total invested assets ($ billions)	10.0	9.7	8.1
Global WAM segregated funds net assets ($ billions)	287.6	291.9	266.2
Total assets under management and administration ($ billions)(4),(5)	1,603.1	1,608.0	1,450.0
Total invested assets ($ billions)(5)	445.7	442.5	410.7
Segregated funds net assets ($ billions)(5)	428.6	436.0	402.1
(1)For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)2024 quarterly new business value and post-tax CSM net of NCI have been updated to include the impact of GMT, consistent with 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
(3)New business CSM is net of NCI.
(4)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(5)See section A4 below for more information.
1  Percentage growth / declines in APE sales, NBV and organic CSM are stated on a constant exchange rate basis.
2  Asia Other excludes Hong Kong and Japan.
3  For more information on this metric, see “Non-GAAP and Other Financial Measures” below. In addition, 2024 NBV margin was updated to include the impact of
GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
4  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information. This measure has been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.

Manulife Financial Corporation – First Quarter 2025	9
Annualized premium equivalent (“APE”) sales were $2.7 billion in 1Q25, an increase of 37%1 compared with 1Q24, new business value (“NBV”) was $907 million in 1Q25, an increase of 36%1 compared with 1Q24 and new business CSM was
$907 million, an increase of 31% compared with 1Q24. New business results by segment were as follows:
•Asia delivered another strong quarter with record levels of APE sales, NBV and new business CSM, with growth in 1Q25 of 50%, 43%, and 38%, respectively, compared with 1Q24, reflecting higher sales volumes in Hong Kong, Asia Other2 and
Japan. NBV margin3 of 38.1% demonstrated resilience.
•Canada APE sales increased 9% in 1Q25 compared with 1Q24, with higher sales volumes across all business lines.
Coupled with higher margins in Group Insurance, 1Q25 NBV grew 15% compared with 1Q24. New business CSM also increased 30% in 1Q25 compared with 1Q24, driven by higher sales volumes in Individual Insurance and segregated fund products.
•In the U.S., APE sales and NBV increased 6% and 30% in 1Q25 compared with 1Q24, respectively, reflecting continued
demand from affluent customers for accumulation insurance products. New business CSM decreased 3% in 1Q25 compared with 1Q24 primarily driven by product mix, partially offset by higher sales volumes.
CSM net of NCI was $22,296 million as at March 31, 2025, an increase of $169 million compared with December 31, 2024.
Organic CSM movement was an increase of $598 million in 1Q25, representing an 11% growth on an annualized basis1, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $429 million in 1Q25, primarily driven by the unfavourable impacts of equity market performance and the impact of the RGA U.S. Reinsurance Transaction, partially offset by the favourable impacts of changes in foreign currency exchange rates.
Global WAM reported net inflows were $0.5 billion in 1Q25 compared with net inflows of $6.7 billion in 1Q24:
•Retirement net outflows of $2.6 billion in 1Q25 decreased from net inflows of $3.2 billion in 1Q24, reflecting higher retirement plan redemptions and higher net member withdrawals in North America.
•Retail net inflows of $0.5 billion in 1Q25 decreased compared with net inflows of $1.7 billion in 1Q24, driven by higher redemptions due to lower investor demand amid market volatility. This was partially offset by higher money market fund sales and new fund launches in mainland China, as well as higher net sales through our retail wealth platform in Canada.
•Institutional Asset Management net inflows of $2.6 billion in 1Q25 increased from net inflows of $1.8 billion in 1Q24, driven by lower redemptions in fixed income mandates.
A3Financial Strength

	Quarterly Results
(unaudited)	1Q25	4Q24	1Q24
MLI’s LICAT ratio(1)	137%	137%	138%
Financial leverage ratio(2),(3)	23.9%	24.0%	24.6%
Consolidated capital ($ billions)(3),(4)	$80.4	$79.9	$75.3
Book value per common share ($)	$25.88	$25.63	$23.09
Adjusted book value per common share ($)(2),(3)	$36.66	$36.25	$32.74
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
(3)2024 financial leverage ratio, consolidated capital and adjusted book value per common share have been updated to include the impact of GMT, consistent with
2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(4)This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at
March 31, 2025 was 137% compared with 137% as at December 31, 2024. The positive impact of the RGA U.S. Reinsurance
Transaction, as well as earnings and the CSM, were offset by the impact of the new segregated fund capital requirements, effective January 1, 2025, as well as the common share buybacks.
MFC’s LICAT ratio was 126% as at March 31, 2025 compared with 124% as at December 31, 2024, with the increase driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at
March 31, 2025 was largely due to the $6.6 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.
MFC’s financial leverage ratio as at March 31, 2025 was 23.9%, a decrease of 0.1 percentage points from 24.0% as at
December 31, 2024. The decrease was driven by an increase in total equity and higher post-tax CSM4. The increase in total equity was mainly from total comprehensive income, partially offset by dividends and common share buybacks.
1  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $14.6 billion of encumbered cash and cash equivalents and marketable securities as at
March 31, 2025 (December 31, 2024 - $15.6 billion).
2  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information. This measure has been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
3  See “Caution Regarding Forward-looking Statements”.

Manulife Financial Corporation – First Quarter 2025	10
MFC’s consolidated capital was $80.4 billion as at March 31, 2025, an increase of $0.5 billion compared with $79.9 billion as at December 31, 2024. The increase was primarily driven by an increase in total equity and higher post-tax CSM. The increase in total equity was for the same reasons as noted above in the financial leverage ratio.
Cash and cash equivalents and marketable securities1 was $265.8 billion as at March 31, 2025 compared with $263.3 billion as at December 31, 2024. The increase of $2.5 billion was primarily driven by the higher market value of debt instruments due to lower interest rates and favourable changes in foreign exchange rates.
Book value per common share as at March 31, 2025 was $25.88, a 1% increase compared with $25.63 as at December 31,
2024. The number of common shares outstanding was 1,718 million as at March 31, 2025, a net decrease of 11 million shares from 1,729 million as at December 31, 2024, primarily driven by common share buybacks. On February 19, 2025, we announced a new Normal Course Issuer Bid to purchase for cancellation up to 51.5 million shares, representing approximately
3% of outstanding common shares.
Adjusted book value per common share as at March 31, 2025 was $36.66, a 1% increase compared with $36.25 as at
December 31, 2024 driven by an increase in the adjusted book value2 and a lower number of common shares outstanding.
Adjusted book value increased $0.3 billion due to growth in total common shareholders’ equity and an increase in post-tax
CSM, net of NCI. The increase in common shareholders’ equity reflects the impact of growth in total comprehensive income, partially offset by dividends and common share buybacks.
A4Assets under Management and Administration (“AUMA”)
AUMA as at March 31, 2025 was $1.6 trillion, a decrease of 1% compared with December 31, 2024, primarily due to the unfavourable impact of equity markets and the transfer of invested assets related to the RGA U.S. Reinsurance Transaction, partially offset by the impact of interest rates on debt securities and net inflows. Total invested assets increased 1% on an actual exchange rate basis, primarily due to the impact of interest rates on debt securities partially offset by the RGA U.S.
Reinsurance Transaction. Segregated funds net assets decreased 2% on an actual exchange rate basis, primarily due to the impact of equity markets.
A5Impact of Foreign Currency Exchange Rates
Changes in foreign currency exchange rates from 1Q24 to 1Q25 increased core earnings by $78 million in 1Q25, primarily due to a weaker Canadian dollar relative to the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A6Business Highlights
We are capitalizing on opportunities and driving growth while optimizing our portfolio
In Global WAM, we launched FutureStepTM, a new fully digital retirement plan offering for small businesses in the U.S., in collaboration with Vestwell, a financial technology company. This complements our existing plan offerings and enhances our market presence. It marks a significant step in transforming our retirement business to become the partner of choice for distributors, third-party administrators, and plan sponsors.
In Asia, we renewed our bancassurance partnership in the Philippines with China Banking Corporation (“Chinabank”), extending our exclusive partnership for another 15 years. This strategic partnership, which started in 2007, solidifies the two organizations’ shared commitment to provide holistic life, wealth, and health solutions for the long-term financial security of
Filipino families.
In addition, we closed the previously announced transaction to reinsure two blocks of in-force business, including a younger block of long-term care, with Reinsurance Group of America. We plan to return the capital released from this transaction through our new share buyback program which commenced in late February 2025.3
We continue to expand our innovative product portfolio to meet changing customer needs
In Asia, we introduced our Shared Values proposition by offering a first-of-its-kind combination of high-net-worth life insurance with comprehensive health benefits in our International High Net Worth business. The proposition provides access to customer benefits including a whole-body MRI scan, medical second opinion concierge services and critical illness benefits.
In Global WAM, we launched the John Hancock CQS Asset Backed Securities (“ABS”) Fund in the U.S., our second retail fund
leveraging Manulife | CQS Investment Management expertise. This fund offers exposure to the global ABS market, aiming to generate returns through current income and capital appreciation with a diversified, actively managed portfolio.
In the U.S., we continued enhancing the appeal of our differentiated suite of solutions, including the launch of a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process.

Manulife Financial Corporation – First Quarter 2025	11
We are advancing our digital, customer leadership ambition with AI enhancements
In Asia, we further strengthened our GenAI capabilities to enhance sales support and improve customer experience. We rolled out our AI Assistant solution to support agents in Singapore and to help our teams better serve brokers in Japan, enabling faster access to product information, reducing administrative workload and allowing distributors to focus more on customer engagement.
In Canada, we introduced an innovative GenAI tool within our Individual Insurance business, which enables our internal sales team to automatically generate personalized communications to advisors by analyzing historical data and identifying available opportunities. As a result, interactions between wholesalers and advisors have improved, contributing to an 11% year-over-
year increase in the number of advisors placing business with us in 1Q25.
We are helping our customers live longer, healthier, better lives
In the U.S., we became the first life insurer to offer eligible John Hancock Vitality members access to Function Health’s technology and screening tools. Function Health includes access to over 100 lab tests – spanning heart, hormone, thyroid, and autoimmunity, among others. This addition builds on our growing portfolio of offerings that help our customers take proactive steps to better understand their health.
In Canada, we further enhanced the Manulife Vitality program with offerings to assist members in meeting their health and wellness goals, including additional resources and incentives for managing and preventing diabetes, the extension of travel rewards to all members, and the addition of ŌURA as our newest Vitality rewards partner.
A7Global Minimum Taxes (“GMT”)
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023.
Impact of GMT on net income attributed to shareholders and core earnings
As additional local jurisdictions are expected to enact the GMT in 2025, GMT is now recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section E3 Non-GAAP and Other Financial Measures below. As items excluded from core earnings are presented on a post-tax basis, each line will now include the appropriate impact of GMT.
In 2024, the impact of GMT was recognized in the Corporate and Other segment. To improve the comparability of core earnings between 2025 and 2024, we have updated 2024 quarterly core earnings to reallocate GMT from the Corporate and
Other segment to the segment whose core earnings are subject to this tax. This update includes a reallocation of 1Q24 GMT, previously reported in 2Q24 items excluded from core earnings, to 1Q24 core earnings. There is no impact to our 2024 quarterly net income attributed to shareholders by segment or reporting period. The impact of the reallocation of GMT between segments and by quarter was offset by an equal amount in items excluded from core earnings in the segments. This offset is reported in the reinsurance transaction, tax-related items and other line. In total, with these updates, we continue to record total GMT expense of $231 million in 2024, however $208 million is now reported in core earnings and $23 million is now reported in items excluded from core earnings.
As a result of the update to core earnings, we have also updated the following 2024 non-GAAP measures:
•core ROE
•core EPS
•core earnings available to common shareholders
•common share dividend core payout ratio
•highest potential business core earnings contribution
Impact of GMT on other financial measures
GMT also impacts additional metrics reported on a post-tax basis. In 2025, we have included the impact of GMT in these measures and we have updated 2024 comparatives to include the impact of GMT.
The following non-GAAP financial measures and non-GAAP ratios have been updated:
•Post-tax CSM and post-tax CSM net of NCI
•Adjusted book value and Adjusted book value per common share
•Financial leverage ratio
The following other financial measures have been updated:
•consolidated capital
•NBV and NBV margin

Manulife Financial Corporation – First Quarter 2025	12
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q25	4Q24	1Q24
Profitability:
Net income attributed to shareholders	$624	$583	$363
Core earnings(1)	705	640	626
Business performance:
Annualized premium equivalent sales	2,027	1,661	1,281
New business value	657	551	435
New business contractual service margin	715	586	491
Contractual service margin net of NCI	15,904	15,540	13,208
Assets under management ($ billions)(2)	200.3	195.2	170.9
Total invested assets ($ billions)	171.7	166.6	144.7
Segregated funds net assets ($ billions)	28.6	28.6	26.2

U.S. dollars
Profitability:
Net income attributed to shareholders	US$435	US$417	US$270
Core earnings(1)	492	457	465
Business performance:
Annualized premium equivalent sales	1,412	1,187	950
New business value	457	394	323
New business contractual service margin	498	419	364
Contractual service margin net of NCI	11,051	10,807	9,748
Assets under management ($ billions)(2)	139.2	135.7	126.2
Total invested assets ($ billions)	119.3	115.8	106.9
Segregated funds net assets ($ billions)	19.9	19.9	19.3
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Asia’s net income attributed to shareholders was $624 million in 1Q25 compared with $363 million in 1Q24. Net income attributed to shareholders is comprised of core earnings, which were $705 million in 1Q25 compared with $626 million in
1Q24, and items excluded from core earnings, which amounted to a net charge of $81 million in 1Q25 compared with a net charge of $263 million in 1Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a net $37 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$435 million in 1Q25 compared with US$270 million in 1Q24. Core earnings were US$492 million in 1Q25 compared with US$465 million in 1Q24, and items excluded from core earnings were a net charge of US$57 million in 1Q25 compared with a net charge of US$195 million in 1Q24.
Core earnings in 1Q25 increased 7% compared with 1Q24, driven by an increase in expected earnings on insurance contracts, improved impact of new business and favourable claims experience, partially offset by an increase in the ECL provision in 1Q25 compared with a release in 1Q24. The increase in expected earnings on insurance contracts primarily reflected business growth. Investment income on allocated capital also increased core earnings by US$14 million on a pre-tax basis compared with 1Q24. In addition, the GA Reinsurance Transaction reduced core earnings by US$6 million in 1Q25 compared with 1Q24.
APE sales were US$1,412 million in 1Q25, an increase of 50% compared with 1Q24, driven by growth in Hong Kong, Asia
Other and Japan. NBV of US$457 million in 1Q25 increased 43% compared with 1Q24, driven by higher sales volumes, partially offset by business mix. New business value margin (“NBV margin”) was 38.1% in 1Q25 compared with 41.7% in
1Q24. New business CSM of US$498 million in 1Q25 increased 38% compared with 1Q24, due to higher sales volumes, partially offset by business mix.
•Hong Kong APE sales of US$517 million in 1Q25 increased 172% compared with 1Q24, reflecting higher sales across all channels driven by strong growth in sales of savings, health and protection products to both mainland Chinese visitor and domestic customers. Hong Kong NBV of US$258 million in 1Q25 increased 113% compared with 1Q24 due to higher sales volumes, partially offset by product mix. The NBV margin of 49.9% in 1Q25 decreased 13.9 percentage points compared with 1Q24. Hong Kong new business CSM of US$220 million in 1Q25 increased 77% compared with 1Q24 due to higher sales volumes, partially offset by product mix.

Manulife Financial Corporation – First Quarter 2025	13
•Japan APE sales of US$108 million in 1Q25 increased 45% compared with 1Q24 due to higher sales in the broker and bancassurance channels, driven by strong growth in sales of non-participating savings products. Japan NBV of US$33 million in 1Q25 decreased 2% compared with 1Q24, driven by product mix, partially offset by higher sales volumes. The
NBV margin of 30.9% in 1Q25 decreased 14.6 percentage points compared with 1Q24. Japan new business CSM of
US$57 million in 1Q25 increased 61% compared with 1Q24 primarily driven by higher sales volumes.
•Asia Other APE sales of US$787 million in 1Q25 increased 16% compared with 1Q24, driven by higher sales in mainland
China, primarily in the agency and bancassurance channels, and across all channels in Singapore, partially offset by lower sales in Vietnam. Asia Other NBV of US$166 million in 1Q25 was consistent with 1Q24 as higher sales volumes were offset by product mix. The NBV margin of 28.9% in 1Q25 decreased 4.0 percentage points compared with 1Q24.
Asia Other new business CSM of US$221 million in 1Q25 increased 9% compared with 1Q24, driven by higher sales volumes, partially offset by product mix.
CSM net of NCI was US$11,051 million as at March 31, 2025, an increase of US$244 million compared with December 31,
2024. Organic CSM movement was an increase of US$331 million in 1Q25, driven by the impact of new business, interest accretion and a net increase in insurance experience, partially offset by amortization recognized in core earnings this quarter.
Inorganic CSM movement was a decrease of US$87 million in 1Q25, largely driven by the impact of equity market performance, partially offset by weakening of the U.S. dollar against most Asian currencies.
Assets under management of US$139.2 billion as at March 31, 2025, an increase of 2% compared with December 31, 2024.
The impact of lower interest rates was partially offset by the unfavourable equity market performance on invested assets and segregated funds net assets.
Business highlights – In 1Q25, we:
•Renewed our bancassurance partnership in the Philippines with China Banking Corporation (“Chinabank”), extending our exclusive partnership for another 15 years. This strategic partnership, which started in 2007, solidifies the two organizations’ shared commitment to provide holistic life, wealth, and health solutions for the long-term financial security of
Filipino families;
•Further strengthened our GenAI capabilities to enhance sales support and improve customer experience. We rolled out our AI Assistant solution to support agents in Singapore and to help our teams better serve brokers in Japan, enabling faster access to product information, reducing administrative workload and allowing distributors to focus more on customer engagement;
•Introduced our Shared Values proposition by offering a first-of-its-kind combination of high-net-worth life insurance with comprehensive health benefits in our International High Net Worth business. The proposition provides access to customer benefits including a whole-body MRI scan, medical second opinion concierge services and critical illness benefits; and
•Continued to deliver on our commitment to health in Hong Kong by expanding our cancer diagnosis second medical opinion service, with customers now being able to access the service at three of the most prestigious hospitals in Hong
Kong. We also launched a new cross-border Cancer Drug Support Service, in collaboration with a leading health insurance service provider and an esteemed hospital in the China Greater Bay Area, to improve access to cost-effective cancer treatments in mainland China.
B2Canada

	Quarterly Results
($ millions, unless otherwise stated)	1Q25	4Q24	1Q24
Profitability:
Net income attributed to shareholders	$222	$439	$273
Core earnings(1)	374	390	364
Business performance:
Annualized premium equivalent sales	491	376	450
Contractual service margin	4,052	4,109	4,205
Manulife Bank average net lending assets ($ billions)(2)	26.9	26.5	25.4
Assets under management ($ billions)	148.7	145.2	146.7
Total invested assets ($ billions)	111.3	107.1	109.5
Segregated funds net assets ($ billions)	37.4	38.1	37.2
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Canada’s net income attributed to shareholders was $222 million in 1Q25 compared with $273 million in 1Q24. Net income attributed to shareholders is comprised of core earnings, which were $374 million in 1Q25 compared with $364 million in
1Q24, and items excluded from core earnings, which amounted to a net charge of $152 million in 1Q25 compared with a net charge of $91 million in 1Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 1Q25 increased $10 million or 3% compared with 1Q24, reflecting overall favourable net insurance experience, and business growth in Group Insurance, partially offset by an increase in the provision for ECL and lower

Manulife Financial Corporation – First Quarter 2025	14
Manulife Bank earnings. In addition, the RGA Canadian Reinsurance Transaction reduced core earnings by $4 million in 1Q25 compared with 1Q24. Investment income on allocated capital also reduced core earnings by $7 million on a pre-tax basis compared with 1Q24.
APE sales of $491 million in 1Q25 increased $41 million, or 9%, compared with 1Q24.
•Individual Insurance APE sales of $130 million in 1Q25 increased $21 million, or 19%, compared with 1Q24, primarily due to higher participating life insurance sales.
•Group Insurance APE sales of $285 million in 1Q25 increased $12 million or 4% compared with 1Q24, driven by higher large-case sales.
•Annuities APE sales of $76 million in 1Q25 increased $8 million, or 12%, compared with 1Q24, primarily due to higher segregated fund sales.
CSM was $4,052 million as at March 31, 2025, a decrease of $57 million compared with December 31, 2024. Organic CSM movement was an increase of $20 million in 1Q25, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $77 million in 1Q25, primarily related to the unfavourable impacts of interest rates and equity markets.
Manulife Bank average net lending assets were $26.9 billion for the quarter ending March 31, 2025, up $0.4 billion, or 1%, compared with average net lending assets for the quarter ending December 31, 2024, driven by business growth.
Assets under management were $148.7 billion as at March 31, 2025, an increase of $3 million, or 2%, compared with
December 31, 2024, due to higher total invested assets from business growth, partially offset by the net impact from interest rates and equity markets.
Business highlights – In 1Q25, we:
•Advanced our digital capabilities by introducing an innovative GenAI tool within our Individual Insurance business. This tool enables our internal sales team to automatically generate personalized communications to advisors by analyzing historical data and identifying available opportunities. As a result, interactions between wholesalers and advisors have improved, contributing to an 11% year-over-year increase in the number of advisors placing business with us in 1Q25; and
•Further enhanced the Manulife Vitality program with offerings to assist members in meeting their health and wellness goals, including additional resources and incentives for managing and preventing diabetes, the extension of travel rewards to all members, and the addition of ŌURA as our newest Vitality rewards partner.
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q25	4Q24	1Q24
Profitability:
Net income (loss) attributed to shareholders	$(569)	$103	$(108)
Core earnings(1)	361	412	452
Business performance:
Annualized premium equivalent sales	171	211	152
Contractual service margin	2,329	2,468	3,649
Assets under management ($ billions)	200.9	214.3	202.4
Total invested assets ($ billions)	125.8	136.8	129.9
Segregated funds invested net assets ($ billions)	75.1	77.5	72.5

U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$(397)	US$73	US$(80)
Core earnings(1)	251	294	335
Business performance:
Annualized premium equivalent sales	120	151	113
Contractual service margin	1,618	1,715	2,691
Assets under management ($ billions)	139.6	149.0	149.6
Total invested assets ($ billions)	87.4	95.1	96.0
Segregated funds invested net assets ($ billions)	52.2	53.9	53.6
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
U.S.’s net loss attributed to shareholders was $569 million in 1Q25 compared with a net loss attributed to shareholders of
$108 million in 1Q24. Net income (loss) attributed to shareholders is comprised of core earnings, which were $361 million in
1Q25 compared with $452 million in 1Q24, and items excluded from core earnings, which amounted to a net charge of $930 million in 1Q25 compared with a net charge of $560 million in 1Q24. See section E3 “Non-GAAP and Other Financial
Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1
“Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in

Manulife Financial Corporation – First Quarter 2025	15
Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a $22 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, the net loss attributed to shareholders was US$397 million in 1Q25 compared with a net loss attributed to shareholders of US$80 million in 1Q24. Core earnings were US$251 million in
1Q25 compared with US$335 million in 1Q24 and items excluded from core earnings were a net charge of US$648 million in
1Q25 compared with a net charge of US$415 million in 1Q24.
Core earnings in 1Q25 decreased US$84 million or 25% compared with 1Q24 reflecting unfavourable net claims experience, lower expected investment earnings, an increase in the ECL provision in 1Q25 compared with a release in 1Q24, and the net impact of the annual review of actuarial methods and assumptions in the second half of 2024, which impacted expected investment earnings and insurance service result. This was partially offset by favourable lapse experience. Investment income on allocated capital also reduced core earnings by US$14 million on a pre-tax basis compared with 1Q24. The RGA U.S.
Reinsurance Transaction reduced core earnings by US$1 million in 1Q25 compared with 1Q24, attributable to the impact on expected earnings on insurance contracts, expected investment earnings and the change in ECL. In addition, the GA
Reinsurance Transaction increased core earnings by US$2 million in 1Q25 compared with 1Q24.
APE sales of US$120 million in 1Q25 increased 6% compared with 1Q24, reflecting continued demand from affluent customers for accumulation insurance products.
CSM was US$1,618 million as at March 31, 2025, a decrease of US$97 million compared with December 31, 2024. Organic
CSM movement was an increase of US$70 million in 1Q25, driven by the impact of new business, net favourable insurance experience and interest accretion, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to claims and lapse experience in long-term care. Inorganic CSM movement was a decrease of
US$167 million in 1Q25 due to the RGA U.S. Reinsurance Transaction and unfavourable market impacts from equity market experience.
Assets under management were US$139.6 billion as at March 31, 2025, a decrease of 6% or US$9.4 billion compared with
December 31, 2024. The decrease was largely due to the transfer of invested assets related to the RGA U.S. Reinsurance
Transaction, as well as the net impact from interest rates and equity markets on both total invested assets and segregated funds net assets.
Business highlights – In 1Q25, we:
•Furthered our mission to help our customers live longer, healthier, better lives by becoming the first life insurer to offer eligible John Hancock Vitality members access to Function Health’s technology and screening tools. Function Health includes access to over 100 lab tests – spanning heart, hormone, thyroid, and autoimmunity, among others. This addition builds on our growing portfolio of offerings that help our customers take proactive steps to better understand their health;
and
•Continued enhancing the appeal of our differentiated suite of solutions to better address the evolving needs of our customers by:
◦introducing a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process;
◦launching a term life insurance solution with a new fully digital policy delivery experience and improved pricing; and
◦improving fund selection and offering index loans for our new variable universal life insurance solution.
B4Global Wealth and Asset Management

	Quarterly Results
($ millions, unless otherwise stated)	1Q25	4Q24	1Q24
Profitability:
Net income attributed to shareholders	$443	$384	$365
Core earnings(1)	454	459	349
Core EBITDA(2)	608	611	477
Core EBITDA margin (%)(3)	28.4%	28.6%	25.5%
Business performance:
Sales
Wealth and asset management gross flows	50,274	43,520	45,444
Wealth and asset management net flows	489	1,238	6,723
Assets under management and administration ($ billions)	1,026.3	1,031.1	911.4
Total invested assets ($ billions)	10.0	9.7	8.1
Segregated funds net assets ($ billions)	287.6	291.9	266.2
Global WAM managed AUMA ($ billions)(2)	1,251.4	1,257.8	1,123.0
Average assets under management and administration ($ billions)	1,041.1	1,015.5	879.8
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – First Quarter 2025	16
Global WAM’s net income attributed to shareholders was $443 million in 1Q25 compared with $365 million in 1Q24. Net income attributed to shareholders is comprised of core earnings, which were $454 million in 1Q25 compared with $349 million in 1Q24, and items excluded from core earnings, which amounted to a net charge of $11 million in 1Q25 compared with a net gain of $16 million in 1Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings increased $105 million, or 24%, compared with 1Q24, driven by an increase in net fee income from higher average AUMA resulting from the favourable impact of markets over the past 12 months and net inflows, higher performance fees as well as disciplined expense management. This is partially offset by the non-recurrence of prior year tax benefits.
Core EBITDA was $608 million in 1Q25, an increase of 22% compared with 1Q24, and core EBITDA margin was 28.4% in
1Q25, an increase of 290 basis points compared with 1Q24, both driven by similar factors as mentioned above. See section
E3 “Non-GAAP and Other Financial Measures” below, for more information on core EBITDA and core EBITDA margin.
Net inflows were $0.5 billion in 1Q25 compared with net inflows of $6.7 billion in 1Q24. By business line, the results were:
•Retirement net outflows of $2.6 billion in 1Q25 decreased from net inflows of $3.2 billion in 1Q24, reflecting higher retirement plan redemptions and higher net member withdrawals in North America.
•Retail net inflows of $0.5 billion in 1Q25 decreased compared with net inflows of $1.7 billion in 1Q24, driven by higher redemptions due to lower investor demand amid market volatility. This was partially offset by higher money market fund sales and new fund launches in mainland China, as well as higher net sales through our retail wealth platform in Canada.
•Institutional Asset Management net inflows of $2.6 billion in 1Q25 increased from net inflows of $1.8 billion in 1Q24, driven by lower redemptions in fixed income mandates.
Assets under management and administration of $1,026.3 billion as at March 31, 2025 decreased 1% compared with
December 31, 2024. The decrease was primarily driven by weaker U.S. equity markets, partially offset by net inflows. As at
March 31, 2025, Global WAM also managed $225.1 billion in assets for the Company’s other reporting segments. Including those assets, AUMA managed by Global WAM were $1,251.4 billion compared with $1,257.8 billion as at December 31, 2024.
Segregated funds net assets were $287.6 billion as at March 31, 2025, a decrease of 1% compared with December 31, 2024 on an actual exchange rate basis, driven by weaker U.S. equity markets.
Business highlights – In 1Q25, we launched:
•FutureStepTM, a new fully digital retirement plan offering for small businesses in the U.S., in collaboration with Vestwell, a financial technology company. This complements our existing plan offerings and enhances our market presence. It marks a significant step in transforming our retirement business to become the partner of choice for distributors, third-party administrators, and plan sponsors; and
•The John Hancock CQS Asset Backed Securities (“ABS”) Fund in the U.S., our second retail fund leveraging Manulife |
CQS Investment Management expertise. This fund offers exposure to the global ABS market, aiming to generate returns through current income and capital appreciation with a diversified, actively managed portfolio.
B5Corporate and Other

	Quarterly Results
($ millions, unless otherwise stated)	1Q25	4Q24	1Q24
Net income attributed to shareholders	$(235)	$129	$(27)
Core earnings (loss)(1)	(127)	6	(81)
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported a net loss attributed to shareholders of $235 million in 1Q25 compared with a net loss attributed to shareholders of $27 million in 1Q24. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $127 million in 1Q25 compared with a core loss of $81 million in 1Q24, and the items excluded from core earnings (loss) which amounted to a net charge of $108 million in 1Q25 compared with a net gain of $54 million in 1Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income
(loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $46 million decline in core earnings was primarily due to a charge for estimated losses from the recent California wildfires in our P&C Reinsurance business of $43 million post-tax and overall higher interest on capital allocated to operating segments.

Manulife Financial Corporation – First Quarter 2025	17
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2024 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7
“Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial
Statements.
C1Variable Annuity and Segregated Fund Guarantees
As described in the MD&A in our 2024 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2025 to 2045.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” below).The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

As at	March 31, 2025			December 31, 2024
($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,553	$2,582	$1,000	$3,628	$2,780	$918
Guaranteed minimum withdrawal benefit	32,754	32,316	3,498	33,473	33,539	3,339
Guaranteed minimum accumulation benefit	19,081	19,264	48	18,987	19,097	70
Gross living benefits(4)	55,388	54,162	4,546	56,088	55,416	4,327
Gross death benefits(5)	8,525	18,928	738	8,612	19,851	644
Total gross of reinsurance	63,913	73,090	5,284	64,700	75,267	4,971
Living benefits reinsured	23,208	22,925	3,173	23,768	23,965	3,016
Death benefits reinsured	3,368	2,622	333	3,430	2,776	289
Total reinsured	26,576	25,547	3,506	27,198	26,741	3,305
Total, net of reinsurance	$37,337	$47,543	$1,778	$37,502	$48,526	$1,666
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at March 31, 2025 was $1,778 million (December 31, 2024 – $1,666 million) of which: US$322 million (December 31,
2024 – US$293 million) was on our U.S. business, $1,067 million (December 31, 2024 – $1,021 million) was on our Canadian business, US$133 million
(December 31, 2024 – US$100 million) was on our Japan business and US$39 million (December 31, 2024 – US$56 million) was related to Asia (other than
Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – First Quarter 2025	18
C2Caution Related to Sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.
C3Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined in our 2024 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 59 of our 2024 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – First Quarter 2025	19
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2025	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,180)	$(1,330)	$(610)	$500	$930	$1,290
General fund equity investments(3)	(1,210)	(800)	(390)	390	770	1,160
Total underlying sensitivity before hedging	(3,390)	(2,130)	(1,000)	890	1,700	2,450
Impact of macro and dynamic hedge assets(4)	830	490	220	(180)	(320)	(430)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,560)	(1,640)	(780)	710	1,380	2,020
Impact of reinsurance	1,340	830	380	(320)	(600)	(850)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,220)	$(810)	$(400)	$390	$780	$1,170

As at December 31, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,050)	$(1,240)	$(560)	$470	$860	$1,190
General fund equity investments(3)	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets(4)	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,250)	$(820)	$(400)	$390	$790	$1,180
(1)See “Caution Related to Sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”) the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Manulife Financial Corporation – First Quarter 2025	20
Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2)

As at March 31, 2025
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,490)	$(2,160)	$(1,000)	$870	$1,630	$2,300
Impact of risk mitigation – hedging(3)	1,080	650	290	(230)	(420)	(570)
Impact of risk mitigation – reinsurance(3)	1,700	1,040	480	(410)	(760)	(1,070)
VA net of risk mitigation	(710)	(470)	(230)	230	450	660
General fund equity	(1,180)	(760)	(380)	380	770	1,140
Contractual service margin ($ millions, pre-tax)	$(1,890)	$(1,230)	$(610)	$610	$1,220	$1,800
Other comprehensive income attributed to shareholders ($ millions, post-tax)(4)	$(820)	$(550)	$(270)	$260	$530	$770
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,040)	$(1,360)	$(670)	$650	$1,310	$1,940
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	(1)	1	1	2

As at December 31, 2024
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,420)	$(2,110)	$(970)	$840	$1,580	$2,250
Impact of risk mitigation – hedging(3)	940	560	250	(190)	(350)	(470)
Impact of risk mitigation – reinsurance(3)	1,670	1,020	470	(400)	(740)	(1,050)
VA net of risk mitigation	(810)	(530)	(250)	250	490	730
General fund equity	(1,140)	(740)	(370)	370	750	1,110
Contractual service margin ($ millions, pre-tax)	$(1,950)	$(1,270)	$(620)	$620	$1,240	$1,840
Other comprehensive income attributed to shareholders ($ millions, post-tax)(4)	$(840)	$(560)	$(280)	$270	$530	$790
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,090)	$(1,380)	$(680)	$660	$1,320	$1,970
MLI’s LICAT ratio (change in percentage points)	(1)	(1)	-	1	1	1
(1)See “Caution Related to Sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
C4Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at March 31, 2025, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on
VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could lead to variations in the impact to net income attributed to shareholders.

Manulife Financial Corporation – First Quarter 2025	21
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on
page 95 of our 2024 Annual Report). More information on ALDA can be found under the section C5 “Alternative Long-Duration
Asset Performance Risk Sensitivities and Exposure Measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at March 31, 2025	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	(200)	300	(200)	200
Total comprehensive income attributed to shareholders	-	-	(100)	200	(100)	100

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at March 31, 2025	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	-	(3)	3	-	-

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(3)	3	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).
LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
LICAT Scenario Switch
When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.
2  See “Caution Regarding Forward-looking Statements”.
3  Energy includes legacy oil & gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – First Quarter 2025	22
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated
Statements of Financial Position.
With the current level of interest rates in 1Q25, the probability of a scenario switch that could materially impact our LICAT ratio is low.2 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to be different from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure
Measures
The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10%
change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly Traded
Equity Performance Risk Sensitivities and Exposure Measures” for more details.
Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	March 31, 2025		December 31, 2024
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(200)	$200	$(200)	$200
Net income attributed to shareholders(2)	(2,400)	2,400	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,700)	2,700
(1)See “Caution Related to Sensitivities” above.
(2)Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	March 31, 2025		December 31, 2024
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(1)	1	(1)	1
(1)See “Caution Related to Sensitivities” above.
C6Risk Management and Risk Factors Update2
We have outlined our overall approach to risk management in our 2024 Annual Report. The following is an update to the risk factors for strategic risk.
Strategic risk factors
Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.
•On January 31, 2025, the Canadian government announced its intention to increase the capital gains inclusion rate from
50% to 66.67%, effective January 1, 2026, although more recent political developments suggest this change is unlikely to take place. Most of Manulife's investments are not treated as capital property, however, and therefore we do not expect to

Manulife Financial Corporation – First Quarter 2025	23
be materially affected by such a tax change. For investments treated as capital properties, the increased effective tax rate on capital gains would result in a modest increase in the deferred tax liabilities on such investments with accrued gains.
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
D1Critical Actuarial and Accounting Policies
Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended
December 31, 2024. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 87 of our 2024 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 95 of our 2024 Annual Report.
D2Sensitivity to Changes in Assumptions
The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at March 31, 2025	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal Life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
D3Accounting and Reporting Changes
For future accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated
Financial Statements for the three months ended March 31, 2025.

Manulife Financial Corporation – First Quarter 2025	24
EOTHER
E1Outstanding Common Shares – Selected Information
As at April 30, 2025, MFC had 1,712,710,832 common shares outstanding.
E2Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three months ended
March 31, 2025.
E3Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income and new business CSM.
Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core
EPS”); core earnings contributions from highest potential businesses; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-
GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM;
basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as
AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market-related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income

Manulife Financial Corporation – First Quarter 2025	25
attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-
period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of March 31, 2025.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach
(“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine or non-material legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market-related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
•Gains (charges) related to certain changes in foreign exchange rates.
2.Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

Manulife Financial Corporation – First Quarter 2025	26
3.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.
4.The fair value changes in long-term investment plan obligations for Global WAM investment management.
5.Goodwill impairment charges.
6.Gains or losses on acquisition and disposition of a business.
7.Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.
8.Tax on the above items.
9.Net income (loss) attributed to participating shareholders and non-controlling interests.
10.Impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2025	27
Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post- tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings, CER basis(2)	101	89	84	86	(29)	331
Core earnings, CER basis (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$492		$251
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 1Q25.

Manulife Financial Corporation – First Quarter 2025	28
Reconciliation of core earnings to net income attributed to shareholders – 4Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(97)	(97)	(98)	(83)	30	(345)
Items excluded from core earnings	(59)	(20)	89	48	(119)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post- tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Reinsurance transactions, tax-related items and other	26	-	-	(6)	(45)	(25)
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
Income tax on core earnings (see above)	97	97	98	83	(30)	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
CER adjustment(1)	14	-	11	8	2	35
Core earnings, CER basis (post-tax)	$654	$390	$423	$467	$8	$1,942
Income tax on core earnings, CER basis(2)	100	97	99	85	(30)	351
Core earnings, CER basis (pre-tax)	$754	$487	$522	$552	$(22)	$2,293
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$457		$294
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$455		$294
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q24.

Manulife Financial Corporation – First Quarter 2025	29
Reconciliation of core earnings to net income attributed to shareholders – 3Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(100)	(104)	(112)	(26)	27	(315)
Items excluded from core earnings	61	(10)	99	6	(115)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post- tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax-related items and other	35	-	-	11	(2)	44
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
Income tax on core earnings (see above)	100	104	112	26	(27)	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
CER adjustment(1)	24	-	22	19	3	68
Core earnings, CER basis (post-tax)	$608	$412	$433	$498	$(55)	$1,896
Income tax on core earnings, CER basis(2)	104	104	118	26	(27)	325
Core earnings, CER basis (pre-tax)	$712	$516	$551	$524	$(82)	$2,221
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$428		$302
CER adjustment US $(1)	(4)		-
Core earnings, CER basis (post-tax), US $	$424		$302
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 3Q24.

Manulife Financial Corporation – First Quarter 2025	30
Reconciliation of core earnings to net income attributed to shareholders – 2Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(95)	(107)	(95)	(59)	36	(320)
Items excluded from core earnings	(20)	68	74	27	(81)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post- tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	24	41	-	(29)	(66)	(30)
Core earnings (post-tax)	$616	$402	$415	$386	$(82)	$1,737
Income tax on core earnings (see above)	95	107	95	59	(36)	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$616	$402	$415	$386	$(82)	$1,737
CER adjustment(1)	32	1	19	15	1	68
Core earnings, CER basis (post-tax)	$648	$403	$434	$401	$(81)	$1,805
Income tax on core earnings, CER basis(2)	99	107	100	60	(35)	331
Core earnings, CER basis (pre-tax)	$747	$510	$534	$461	$(116)	$2,136
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$449		$303
CER adjustment US $(1)	3		-
Core earnings, CER basis (post-tax), US $	$452		$303
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

Manulife Financial Corporation – First Quarter 2025	31
Reconciliation of core earnings to net income attributed to shareholders – 1Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(98)	(91)	(103)	(66)	28	(330)
Items excluded from core earnings	(52)	8	149	5	(60)	50
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders (post- tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(13)	-	(26)	10	(36)	(65)
Core earnings (post-tax)	$626	$364	$452	$349	$(81)	$1,710
Income tax on core earnings (see above)	98	91	103	66	(28)	330
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$626	$364	$452	$349	$(81)	$1,710
CER adjustment(1)	33	-	29	16	2	80
Core earnings, CER basis (post-tax)	$659	$364	$481	$365	$(79)	$1,790
Income tax on core earnings, CER basis(2)	104	91	109	68	(28)	344
Core earnings, CER basis (pre-tax)	$763	$455	$590	$433	$(107)	$2,134
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$465		$335
CER adjustment US $(1)	(6)		-
Core earnings, CER basis (post-tax), US $	$459		$335
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

Manulife Financial Corporation – First Quarter 2025	32
Reconciliation of core earnings to net income attributed to shareholders – 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,197	$1,679	$132	$1,747	$335	$7,090
Income tax (expenses) recoveries
Core earnings	(390)	(399)	(408)	(234)	121	(1,310)
Items excluded from core earnings	(70)	46	411	86	(375)	98
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post- tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Reinsurance transactions, tax-related items and other	72	41	(26)	(14)	(149)	(76)
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
Income tax on core earnings (see above)	390	399	408	234	(121)	1,310
Core earnings (pre-tax)	$2,856	$1,967	$2,098	$1,907	$(336)	$8,492
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
CER adjustment(1)	104	-	81	58	8	251
Core earnings, CER basis (post-tax)	$2,570	$1,568	$1,771	$1,731	$(207)	$7,433
Income tax on core earnings, CER basis(2)	407	400	427	239	(121)	1,352
Core earnings, CER basis (pre-tax)	$2,977	$1,968	$2,198	$1,970	$(328)	$8,785
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,799		$1,234
CER adjustment US $(1)	(9)		-
Core earnings, CER basis (post-tax), US $	$1,790		$1,234
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up
2024 core earnings.
1  2024 core earnings in this section has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.

Manulife Financial Corporation – First Quarter 2025	33
Segment core earnings by business line or geographic source1
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					Full Year Results
(US $ millions)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Hong Kong	$256	$230	$233	$220	$218	$901
Japan	87	87	81	92	102	362
Asia Other(1)	149	151	123	145	151	570
International High Net Worth						114
Mainland China						41
Singapore						216
Vietnam						126
Other Emerging Markets(2)						73
Regional Office	-	(11)	(9)	(8)	(6)	(34)
Total Asia core earnings	$492	$457	$428	$449	$465	$1,799
(1)Core earnings for Asia Other are reported by country annually, on a full year basis.
(2)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					Full Year Results
(US $ millions), CER basis(1)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Hong Kong	$256	$231	$232	$221	$217	$901
Japan	87	87	79	95	99	360
Asia Other(2)	149	148	122	144	149	563
International High Net Worth						114
Mainland China						41
Singapore						214
Vietnam						123
Other Emerging Markets(3)						71
Regional Office	-	(11)	(9)	(8)	(6)	(34)
Total Asia core earnings, CER basis	$492	$455	$424	$452	$459	$1,790
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(2)Core earnings for Asia Other are reported by country annually, on a full year basis.
(3)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.
Canada

	Quarterly Results					Full Year Results
(Canadian $ in millions)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Insurance	$280	$295	$320	$307	$266	$1,188
Annuities	58	51	51	55	53	210
Manulife Bank	36	44	41	40	45	170
Total Canada core earnings	$374	$390	$412	$402	$364	$1,568
U.S.

	Quarterly Results					Full Year Results
(US $ in millions)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
U.S. Insurance	$229	$256	$268	$254	$286	$1,064
U.S. Annuities	22	38	34	49	49	170
Total U.S. core earnings	$251	$294	$302	$303	$335	$1,234

Manulife Financial Corporation – First Quarter 2025	34
Global WAM by business line

	Quarterly Results					Full Year Results
(Canadian $ in millions)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Retirement	$263	$259	$284	$213	$194	$950
Retail	141	161	154	135	131	581
Institutional asset management	50	39	41	38	24	142
Total Global WAM core earnings	$454	$459	$479	$386	$349	$1,673

	Quarterly Results					Full Year Results
(Canadian $ in millions), CER basis(1)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Retirement	$263	$264	$295	$221	$204	$984
Retail	141	163	159	140	136	598
Institutional asset management	50	40	44	40	25	149
Total Global WAM core earnings, CER basis	$454	$467	$498	$401	$365	$1,731
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
Global WAM by geographic source

	Quarterly Results					Full Year Results
(Canadian $ in millions)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Asia	$138	$135	$137	$125	$100	$497
Canada	110	108	107	85	90	390
U.S.	206	216	235	176	159	786
Total Global WAM core earnings	$454	$459	$479	$386	$349	$1,673

	Quarterly Results					Full Year Results
(Canadian $ in millions), CER basis(1)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Asia	$138	$137	$144	$131	$106	$518
Canada	110	108	107	85	90	390
U.S.	206	222	247	185	169	823
Total Global WAM core earnings, CER basis	$454	$467	$498	$401	$365	$1,731
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core earnings(1)	$1,767	$1,907	$1,828	$1,737	$1,710	$7,182
Less: Preferred share dividends and other equity distributions(2)	57	101	56	99	55	311
Core earnings available to common shareholders(1)	1,710	1,806	1,772	1,638	1,655	6,871
CER adjustment(3)	-	35	68	68	80	251
Core earnings available to common shareholders, CER basis(1)	$1,710	$1,841	$1,840	$1,706	$1,735	$7,122
(1)2024 core earnings and core earnings available to common shareholders have been updated to align with the presentation of GMT in 2025. See section A7
“Global Minimum Taxes (GMT)” for more information.
(2)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(3)The impact of updating foreign exchange rates to that which was used in 1Q25.
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

Manulife Financial Corporation – First Quarter 2025	35

($ millions, unless otherwise stated)	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core earnings available to common shareholders(1)	$1,710	$1,806	$1,772	$1,638	$1,655	$6,871
Annualized core earnings available to common shareholders (post-tax)	$6,935	$7,185	$7,049	$6,588	$6,656	$6,871
Average common shareholders’ equity (see below)	$44,394	$43,613	$42,609	$41,947	$40,984	$42,288
Core ROE (annualized) (%)(1)	15.6%	16.5%	16.6%	15.7%	16.2%	16.2%
Average common shareholders’ equity
Total shareholders' and other equity	$51,135	$50,972	$49,573	$48,965	$48,250	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders' equity	$44,475	$44,312	$42,913	$42,305	$41,590	$44,312
Average common shareholders’ equity	$44,394	$43,613	$42,609	$41,947	$40,984	$42,288
(1)2024 core earnings available to common shareholders and core ROE have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
Core earnings related to strategic priorities
The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings and expressed as a percentage of total core earnings.

For the three months ended March 31,	2025	2024
($ millions and post-tax, unless otherwise stated)(1)
Core earnings highest potential businesses(2)	$1,345	$1,141
Core earnings – All other businesses	422	569
Core earnings	1,767	1,710
Items excluded from core earnings	(1,282)	(844)
Net income (loss) attributed to shareholders	$485	$866
Highest potential businesses core earnings contribution(1)	76%	67%
(1)2024 core earnings, items excluded from core earnings and core earnings contribution have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and North American behavioural insurance products.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Per share dividend	$0.44	$0.40	$0.40	$0.40	$0.40	$1.60
Core EPS(1)	$0.99	$1.03	$1.00	$0.91	$0.91	$3.85
Common share core dividend payout ratio(1)	44%	39%	40%	44%	44%	42%
(1)2024 core EPS and common share core dividend ratio have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum
Taxes (GMT)” for more information.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the first quarter of 2025.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented throughout this section.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

Manulife Financial Corporation – First Quarter 2025	36
Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the
CSM recognized for service provided and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However, within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – First Quarter 2025	37
DOE Reconciliation – 1Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$614	$317	$147	$-	$(35)	$1,043
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	33	-	-	15
NCI	27	-	-	-	-	27
Participating policyholders	62	14	-	-	-	76
Core net insurance service result	538	308	114	-	(35)	925
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$538	$308	$114	$-	$(35)	$925

Total investment result reconciliation
Total investment result per financial statements	$344	$298	$(850)	$(272)	$116	$(364)
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines		332	-	(272)	-	60
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(171)	(171)
Less: Net investment result attributed to:
Items excluded from core earnings	(50)	(179)	(1,210)	-	(149)	(1,588)
NCI	60	-	-	-	(2)	58
Participating policyholders	8	14	-	-	-	22
Core net investment result	326	131	360	-	96	913
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$326	$131	$360	$-	$96	$913

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$527	$-	$577
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM	-	50	-	540	-	590
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$50	$-	$540	$-	$590

Other reconciliation
Other revenue per financial statements	$1	$74	$25	$1,975	$(89)	$1,986
General expenses per financial statements	(80)	(152)	(52)	(797)	(121)	(1,202)
Commissions related to non-insurance contracts	(2)	(18)	2	(377)	10	(385)
Interest expenses per financial statements	(7)	(214)	(3)	(1)	(154)	(379)
Total financial statements values included in Other	(88)	(310)	(28)	800	(354)	20
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(282)	-	800	-	518
Consolidation and other adjustments to net investment result DOE line	-	-	-	(1)	(171)	(172)
Less: Other attributed to:
Items excluded from core earnings	(17)	2	1	-	34	20
NCI	1	-	-	1	-	2
Participating policyholders	(3)	(1)	-	-	-	(4)
Add: Participating policyholders' earnings transfer to shareholders	11	3	-	-	-	14
Other core earnings	(58)	(26)	(29)	-	(217)	(330)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(58)	$(26)	$(29)	$-	$(217)	$(330)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(131)	$(59)	$162	$(83)	$35	$(76)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(1)	30	246	3	6	284
NCI	(21)	-	-	-	-	(21)
Participating policyholders	(8)	-	-	-	-	(8)
Core income tax (expenses) recoveries	(101)	(89)	(84)	(86)	29	(331)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(101)	$(89)	$(84)	$(86)	$29	$(331)
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2025	38
DOE Reconciliation – 4Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$545	$330	$(257)	$-	$71	$689
Less: Insurance service result attributed to:
Items excluded from core earnings	(6)	(3)	(408)	-	1	(416)
NCI	18	-	-	-	-	18
Participating policyholders	51	7	-	-	-	58
Core net insurance service result	482	326	151	-	70	1,029
Core net insurance service result, CER adjustment(2)	11	-	4	-	2	17
Core net insurance service result, CER basis	$493	$326	$155	$-	$72	$1,046

Total investment result reconciliation
Total investment result per financial statements	$279	$612	$369	$(316)	$615	$1,559
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines		382	-	(316)	-	66
Add: Consolidation and other adjustments from Other DOE line	1	1	-	-	(198)	(196)
Less: Net investment result attributed to:
Items excluded from core earnings	(56)	85	(16)	-	287	300
NCI	14	-	-	-	4	18
Participating policyholders	(3)	15	-	-	-	12
Core net investment result	325	131	385	-	126	967
Core net investment result, CER adjustment(2)	7	-	9	-	1	17
Core net investment result, CER basis	$332	$131	$394	$-	$127	$984

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$420	$-	$473
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(7)	-	(122)	-	(129)
Core earnings in Manulife Bank and Global WAM	-	60	-	542	-	602
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	10	-	10
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$60	$-	$552	$-	$612

Other reconciliation
Other revenue per financial statements	$79	$72	$45	$2,005	$(198)	$2,003
General expenses per financial statements	(112)	(162)	(45)	(883)	(126)	(1,328)
Commissions related to non-insurance contracts	(1)	(16)	2	(385)	10	(390)
Interest expenses per financial statements	(9)	(257)	(2)	(2)	(150)	(420)
Total financial statements values included in Other	(43)	(363)	-	735	(464)	(135)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(328)	-	735	-	407
Consolidation and other adjustments to net investment result DOE line	1	-	-	1	(198)	(196)
Less: Other attributed to:
Items excluded from core earnings	40	-	26	(1)	(46)	19
NCI	1	-	-	-	-	1
Participating policyholders	-	(2)	-	-	-	(2)
Add: Participating policyholders' earnings transfer to shareholders	15	3	-	-	-	18
Other core earnings	(70)	(30)	(26)	-	(220)	(346)
Other core earnings, CER adjustment(2)	(1)	-	(1)	-	(1)	(3)
Other core earnings, CER basis	$(71)	$(30)	$(27)	$-	$(221)	$(349)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(156)	$(117)	$(9)	$(35)	$(89)	$(406)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(35)	(26)	89	48	(119)	(43)
NCI	(15)	-	-	-	-	(15)
Participating policyholders	(9)	6	-	-	-	(3)
Core income tax (expenses) recoveries	(97)	(97)	(98)	(83)	30	(345)
Core income tax (expenses) recoveries, CER adjustment(2)	(3)	-	(1)	(2)	-	(6)
Core income tax (expenses) recoveries, CER basis	$(100)	$(97)	$(99)	$(85)	$30	$(351)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 1Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2025	39
DOE Reconciliation – 3Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$548	$363	$338	$-	$48	$1,297
Less: Insurance service result attributed to:
Items excluded from core earnings	(3)	6	158	-	-	161
NCI	33	-	-	-	-	33
Participating policyholders	55	18	-	-	-	73
Core net insurance service result	463	339	180	-	48	1,030
Core net insurance service result, CER adjustment(2)	20	-	9	-	3	32
Core net insurance service result, CER basis	$483	$339	$189	$-	$51	$1,062

Total investment result reconciliation
Total investment result per financial statements	$644	$563	$(303)	$(196)	$393	$1,101
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines		389	-	(196)	-	193
Add: Consolidation and other adjustments from Other DOE line	(1)	1	-	-	(148)	(148)
Less: Net investment result attributed to:
Items excluded from core earnings	194	3	(668)	-	154	(317)
NCI	125	-	-	-	-	125
Participating policyholders	33	26	-	-	-	59
Core net investment result	291	146	365	-	91	893
Core net investment result, CER adjustment(2)	12	-	20	-	(1)	31
Core net investment result, CER basis	$303	$146	$385	$-	$90	$924

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$69	$-	$518	$-	$587
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	12	-	13	-	25
Core earnings in Manulife Bank and Global WAM	-	57	-	505	-	562
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	19	-	19
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$524	$-	$581

Other reconciliation
Other revenue per financial statements	$(42)	$74	$26	$1,875	$(5)	$1,928
General expenses per financial statements	(83)	(154)	(41)	(795)	(131)	(1,204)
Commissions related to non-insurance contracts	(3)	(15)	2	(364)	10	(370)
Interest expenses per financial statements	(5)	(253)	(4)	(1)	(148)	(411)
Total financial statements values included in Other	(133)	(348)	(17)	715	(274)	(57)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(319)	-	715	-	396
Consolidation and other adjustments to net investment result DOE line	(1)	-	-	(1)	(148)	(150)
Less: Other attributed to:
Items excluded from core earnings	(49)	3	5	-	98	57
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(6)	(3)	-	-	-	(9)
Add: Participating policyholders' earnings transfer to shareholders	5	3	-	-	-	8
Other core earnings	(70)	(26)	(22)	-	(224)	(342)
Other core earnings, CER adjustment(2)	(4)	-	(1)	-	1	(4)
Other core earnings, CER basis	$(74)	$(26)	$(23)	$-	$(223)	$(346)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(39)	$(114)	$(13)	$(20)	$(88)	$(274)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	101	(6)	99	6	(115)	85
NCI	(26)	-	-	-	-	(26)
Participating policyholders	(14)	(4)	-	-	-	(18)
Core income tax (expenses) recoveries	(100)	(104)	(112)	(26)	27	(315)
Core income tax (expenses) recoveries, CER adjustment(2)	(4)	-	(6)	-	-	(10)
Core income tax (expenses) recoveries, CER basis	$(104)	$(104)	$(118)	$(26)	$27	$(325)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 1Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2025	40
DOE Reconciliation – 2Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$520	$343	$157	$-	$17	$1,037
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	43	-	1	26
NCI	17	-	-	-	-	17
Participating policyholders	47	22	-	-	-	69
Core net insurance service result	469	326	114	-	16	925
Core net insurance service result, CER adjustment(2)	24	-	5	-	2	31
Core net insurance service result, CER basis	$493	$326	$119	$-	$18	$956

Total investment result reconciliation
Total investment result per financial statements	$271	$161	$6	$(240)	$315	$513
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines		380		(240)		140
Add: Consolidation and other adjustments from Other DOE line	-	(1)	-	-	(154)	(155)
Less: Net investment result attributed to:
Items excluded from core earnings	(59)	(385)	(405)	-	65	(784)
NCI	23	-	-	-	-	23
Participating policyholders	(3)	9	-	-	-	6
Core net investment result	310	156	411	-	96	973
Core net investment result, CER adjustment(2)	16	-	20	-	1	37
Core net investment result, CER basis	$326	$156	$431	$-	$97	$1,010

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$48	$-	$383	$-	$431
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(9)	-	(62)	-	(71)
Core earnings in Manulife Bank and Global WAM	-	57	-	445	-	502
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	16	-	16
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$461	$-	$518

Other reconciliation
Other revenue per financial statements	$63	$73	$27	$1,809	$(123)	$1,849
General expenses per financial statements	(79)	(155)	(32)	(828)	(131)	(1,225)
Commissions related to non-insurance contracts	(4)	(15)	1	(356)	10	(364)
Interest expenses per financial statements	(8)	(266)	(3)	(2)	(147)	(426)
Total financial statements values included in Other	(28)	(363)	(7)	623	(391)	(166)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(333)	-	623	-	290
Consolidation and other adjustments to net investment result DOE line	-	-	-	-	(154)	(154)
Less: Other attributed to:
Items excluded from core earnings	50	2	8	(1)	(7)	52
NCI	-	-	-	1	-	1
Participating policyholders	(2)	-	-	-	-	(2)
Add: Participating policyholders' earnings transfer to shareholders	8	2	-	-	-	10
Other core earnings	(68)	(30)	(15)	-	(230)	(343)
Other core earnings, CER adjustment(2)	(4)	1	(1)	-	(1)	(5)
Other core earnings, CER basis	$(72)	$(29)	$(16)	$-	$(231)	$(348)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(115)	$(39)	$(21)	$(32)	$(45)	$(252)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(12)	74	74	27	(81)	82
NCI	(2)	-	-	-	-	(2)
Participating policyholders	(6)	(6)	-	-	-	(12)
Core income tax (expenses) recoveries	(95)	(107)	(95)	(59)	36	(320)
Core income tax (expenses) recoveries, CER adjustment(2)	(4)	-	(5)	(1)	(1)	(11)
Core income tax (expenses) recoveries, CER basis	$(99)	$(107)	$(100)	$(60)	$35	$(331)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 1Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2025	41
DOE Reconciliation – 1Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$547	$284	$119	$-	$28	$978
Less: Insurance service result attributed to:
Items excluded from core earnings	11	(3)	2	-	(1)	9
NCI	33	-	-	-	-	33
Participating policyholders	48	24	-	-	-	72
Core net insurance service result	455	263	117	-	29	864
Core net insurance service result, CER adjustment(2)	25	1	7	-	1	34
Core net insurance service result, CER basis	$480	$264	$124	$-	$30	$898

Total investment result reconciliation
Total investment result per financial statements	$54	$453	$(290)	$(230)	$361	$348
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	-	-	-	-	-
Add: Consolidation and other adjustments from Other DOE line	-	(397)	-	230	(156)	(323)
Less: Net investment result attributed to:
Items excluded from core earnings	(291)	(100)	(720)	-	106	(1,005)
NCI	40	-	-	-	-	40
Participating policyholders	(3)	7	-	-	-	4
Core net investment result	308	149	430	-	99	986
Core net investment result, CER adjustment(2)	16	(1)	27	-	1	43
Core net investment result, CER basis	$324	$148	$457	$-	$100	$1,029

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$65	$-	$426	$-	$491
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	11	-	15
Core earnings in Manulife Bank and Global WAM	-	61	-	415	-	476
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	18	-	18
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$61	$-	$433	$-	$494

Other reconciliation
Other revenue per financial statements	$55	$75	$39	$1,750	$(111)	$1,808
General expenses per financial statements	(56)	(142)	(21)	(743)	(140)	(1,102)
Commissions related to non-insurance contracts	-	(18)	3	(349)	8	(356)
Interest expenses per financial statements	(6)	(271)	(4)	(2)	(141)	(424)
Total financial statements values included in Other	(7)	(356)	17	656	(384)	(74)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(331)	-	656	-	325
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(156)	(157)
Less: Other attributed to:
Items excluded from core earnings	39	(3)	9	-	9	54
NCI	-	-	-	-	-	-
Participating policyholders	1	-	-	-	-	1
Add: Participating policyholders' earnings transfer to shareholders	8	3	-	-	-	11
Other core earnings	(39)	(18)	8	-	(237)	(286)
Other core earnings, CER adjustment(2)	(2)	-	1	-	-	(1)
Other core earnings, CER basis	$(41)	$(18)	$9	$-	$(237)	$(287)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(150)	$(83)	$46	$(61)	$(32)	$(280)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(22)	11	149	5	(60)	83
NCI	(18)	-	-	-	-	(18)
Participating policyholders	(12)	(3)	-	-	-	(15)
Core income tax (expenses) recoveries	(98)	(91)	(103)	(66)	28	(330)
Core income tax (expenses) recoveries, CER adjustment(2)	(6)	-	(6)	(2)	-	(14)
Core income tax (expenses) recoveries, CER basis	$(104)	$(91)	$(109)	$(68)	$28	$(344)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 1Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2025	42
DOE Reconciliation – 2024(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$2,160	$1,320	$357	$-	$164	$4,001
Less: Insurance service result attributed to:
Items excluded from core earnings	(11)	(5)	(205)	-	1	(220)
NCI	101	-	-	-	-	101
Participating policyholders	201	71	-	-	-	272
Core net insurance service result	$1,869	$1,254	$562	$-	$163	$3,848
Core net insurance service result, CER adjustment(2)	81	1	26	-	7	115
Core net insurance service result, CER basis	$1,950	$1,255	$588	$-	$170	$3,963

Total investment result reconciliation
Total investment result per financial statements	$1,248	$1,789	$(218)	$(982)	$1,684	$3,521
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	1,151	-	(752)	-	399
Add: Consolidation and other adjustments from Other DOE line	-	(396)	-	230	(656)	(822)
Less: Net investment result attributed to:
Items excluded from core earnings	(212)	(397)	(1,809)	-	612	(1,806)
NCI	202	-	-	-	4	206
Participating policyholders	24	57	-	-	-	81
Core net investment result	1,234	582	1,591	-	412	3,819
Core net investment result, CER adjustment(2)	51	-	76	-	1	128
Core net investment result, CER basis	$1,285	$582	$1,667	$-	$413	$3,947

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$235	$-	$1,747	$-	$1,982
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(160)	-	(160)
Core earnings in Manulife Bank and Global WAM	-	235	-	1,907	-	2,142
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	63	-	63
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$235	$-	$1,970	$-	$2,205

Other reconciliation
Other revenue per financial statements	$155	$294	$137	$7,439	$(437)	$7,588
General expenses per financial statements	(330)	(613)	(139)	(3,249)	(528)	(4,859)
Commissions related to non-insurance contracts	(8)	(64)	8	(1,454)	38	(1,480)
Interest expenses per financial statements	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Total financial statements values included in Other	(211)	(1,430)	(7)	2,729	(1,513)	(432)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,311)	-	2,729	-	1,418
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(656)	(657)
Less: Other attributed to:
Items excluded from core earnings	80	2	48	(2)	54	182
NCI	(1)	-	-	2	-	1
Participating policyholders	(7)	(5)	-	-	-	(12)
Add: Participating policyholders' earnings transfer to shareholders	36	11	-	-	-	47
Other core earnings	(247)	(104)	(55)	-	(911)	(1,317)
Other core earnings, CER adjustment(2)	(11)	-	(2)	-	-	(13)
Other core earnings, CER basis	$(258)	$(104)	$(57)	$-	$(911)	$(1,330)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(460)	$(353)	$3	$(148)	$(254)	$(1,212)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	32	53	411	86	(375)	207
NCI	(61)	-	-	-	-	(61)
Participating policyholders	(41)	(7)	-	-	-	(48)
Core income tax (expenses) recoveries	(390)	(399)	(408)	(234)	121	(1,310)
Core income tax (expenses) recoveries, CER adjustment(2)	(17)	(1)	(19)	(5)	-	(42)
Core income tax (expenses) recoveries, CER basis	$(407)	$(400)	$(427)	$(239)	$121	$(1,352)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 1Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2025	43
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
General expenses	$1,202	$1,328	$1,204	$1,225	$1,102	$4,859
CER adjustment(1)	-	19	35	36	42	132
General expenses, CER basis	$1,202	$1,347	$1,239	$1,261	$1,144	$4,991
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
Our reporting of CSM is net of NCI. Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
New business CSM growth is the percentage change in the new business CSM net of NCI compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2025	44
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
CSM	$23,713	$23,425	$22,213	$21,760	$22,075
Less: CSM for NCI	1,417	1,298	1,283	1,002	986
CSM, net of NCI	$22,296	$22,127	$20,930	$20,758	$21,089
CER adjustment(1)	-	157	770	1,034	1,027
CSM, net of NCI, CER basis	$22,296	$22,284	$21,700	$21,792	$22,116
CSM by segment
Asia	$15,904	$15,540	$14,715	$13,456	$13,208
Asia NCI	1,417	1,298	1,283	1,002	986
Canada	4,052	4,109	4,036	3,769	4,205
U.S.	2,329	2,468	2,171	3,522	3,649
Corporate and Other	11	10	8	11	27
CSM	$23,713	$23,425	$22,213	$21,760	$22,075
CSM, CER adjustment(1)
Asia	$-	$158	$630	$854	$804
Asia NCI	-	10	37	58	62
Canada	-	-	-	-	-
U.S.	-	-	140	181	224
Corporate and Other	-	-	-	-	-
Total	$-	$168	$807	$1,093	$1,090
CSM, CER basis
Asia	$15,904	$15,698	$15,345	$14,310	$14,012
Asia NCI	1,417	1,308	1,320	1,060	1,048
Canada	4,052	4,109	4,036	3,769	4,205
U.S.	2,329	2,468	2,311	3,703	3,873
Corporate and Other	11	10	8	11	27
Total CSM, CER basis	$23,713	$23,593	$23,020	$22,853	$23,165
Post-tax CSM(2)
CSM	$23,713	$23,425	$22,213	$21,760	$22,075
Marginal tax rate on CSM	(3,929)	(3,928)	(3,719)	(3,718)	(3,820)
Post-tax CSM	$19,784	$19,497	$18,494	$18,042	$18,255
CSM, net of NCI	$22,296	$22,127	$20,930	$20,758	$21,089
Marginal tax rate on CSM net of NCI	(3,772)	(3,774)	(3,566)	(3,608)	(3,712)
Post-tax CSM net of NCI	$18,524	$18,353	$17,364	$17,150	$17,377
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 1Q25.
(2)2024 post-tax CSM and post-tax CSM, net of NCI have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes
(GMT)” for more information.

Manulife Financial Corporation – First Quarter 2025	45
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
New business CSM
Hong Kong	$316	$299	$254	$200	$168	$921
Japan	81	66	86	90	48	290
Asia Other(2)	318	221	253	188	275	937
International High Net Worth						187
Mainland China						270
Singapore						391
Vietnam						17
Other Emerging Markets						72
Asia	715	586	593	478	491	2,148
Canada	91	116	95	76	70	357
U.S.	101	140	71	74	97	382
Total new business CSM	$907	$842	$759	$628	$658	$2,887
New business CSM, CER adjustment(3)
Hong Kong	$-	$8	$13	$10	$9	$40
Japan	-	1	3	6	3	13
Asia Other(2)	-	4	9	9	16	38
International High Net Worth						9
Mainland China						11
Singapore						14
Vietnam						-
Other Emerging Markets						4
Asia	-	13	25	25	28	91
Canada	-	-	-	-	-	-
U.S.	-	4	3	3	7	17
Total new business CSM	$-	$17	$28	$28	$35	$108
New business CSM, CER basis
Hong Kong	$316	$307	$267	$210	$177	$961
Japan	81	67	89	96	51	303
Asia Other(2)	318	225	262	197	291	975
International High Net Worth						196
Mainland China						281
Singapore						405
Vietnam						17
Other Emerging Markets						76
Asia	715	599	618	503	519	2,239
Canada	91	116	95	76	70	357
U.S.	101	144	74	77	104	399
Total new business CSM, CER basis	$907	$859	$787	$656	$693	$2,995
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 1Q25.

Manulife Financial Corporation – First Quarter 2025	46
Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Net income (loss) attributed to shareholders:
Asia	$624	$583	$827	$582	$363	$2,355
Canada	222	439	430	79	273	1,221
U.S.	(569)	103	5	135	(108)	135
Global WAM	443	384	498	350	365	1,597
Corporate and Other	(235)	129	79	(104)	(27)	77
Total net income (loss) attributed to shareholders	485	1,638	1,839	1,042	866	5,385
Preferred share dividends and other equity distributions	(57)	(101)	(56)	(99)	(55)	(311)
Common shareholders' net income (loss)	$428	$1,537	$1,783	$943	$811	$5,074
CER adjustment(1)
Asia	$-	$10	$48	$25	$35	$118
Canada	-	(8)	-	-	6	(2)
U.S.	-	4	10	7	(7)	14
Global WAM	-	9	23	17	21	70
Corporate and Other	-	6	2	(4)	(2)	2
Total net income (loss) attributed to shareholders	-	21	83	45	53	202
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders' net income (loss)	$-	$21	$83	$45	$53	$202
Net income (loss) attributed to shareholders, CER basis
Asia	$624	$593	$875	$607	$398	$2,473
Canada	222	431	430	79	279	1,219
U.S.	(569)	107	15	142	(115)	149
Global WAM	443	393	521	367	386	1,667
Corporate and Other	(235)	135	81	(108)	(29)	79
Total net income (loss) attributed to shareholders, CER basis	485	1,659	1,922	1,087	919	5,587
Preferred share dividends and other equity distributions, CER basis	(57)	(101)	(56)	(99)	(55)	(311)
Common shareholders' net income (loss), CER basis	$428	$1,558	$1,866	$988	$864	$5,276
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$435	$417	$606	$424	$270	$1,717
CER adjustment, US $(1)	-	(4)	4	(1)	7	6
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$435	$413	$610	$423	$277	$1,723
Net income (loss) attributed to shareholders (pre- tax)
Net income (loss) attributed to shareholders (post-tax)	$485	$1,638	$1,839	$1,042	$866	$5,385
Tax on net income attributed to shareholders	47	388	229	238	247	1,102
Net income (loss) attributed to shareholders (pre- tax)	532	2,026	2,068	1,280	1,113	6,487
CER adjustment(1)	-	36	60	60	42	198
Net income (loss) attributed to shareholders (pre- tax), CER basis	$532	$2,062	$2,128	$1,340	$1,155	$6,685
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.
AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – First Quarter 2025	47
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2025						March 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$27,135	$-	$-	$-	$27,135	$-	$-
Derivative reclassification(2)	-	-	-	-	4,541	4,541	-	-
Other	171,732	84,180	125,793	9,983	22,373	414,061	119,318	87,401
Total	171,732	111,315	125,793	9,983	26,914	445,737	119,318	87,401
Segregated funds net assets
Institutional	-	-	-	3,199	-	3,199	-	-
Other(3)	28,560	37,373	75,103	284,407	(32)	425,411	19,839	52,182
Total	28,560	37,373	75,103	287,606	(32)	428,610	19,839	52,182
AUM per financial statements	200,292	148,688	200,896	297,589	26,882	874,347	139,157	139,583
Mutual funds	-	-	-	334,612	-	334,612	-	-
Institutional asset management(4)	-	-	-	156,560	-	156,560	-	-
Other funds	-	-	-	19,057	-	19,057	-	-
Total AUM	200,292	148,688	200,896	807,818	26,882	1,384,576	139,157	139,583
Assets under administration	-	-	-	218,501	-	218,501	-	-
Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077	$139,157	$139,583
Total AUMA, US $(5)						$1,113,827

Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077
CER adjustment(6)	-	-	-	-	-	-
Total AUMA, CER basis	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077

Global WAM Managed AUMA
Global WAM AUMA				$1,026,319
AUM managed by Global WAM for Manulife's other segments				225,108
Total				$1,251,427
(1)Represents net lending assets.
(2)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(3)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(4)Institutional asset management excludes Institutional segregated funds net assets.
(5)US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(6)The impact of updating foreign exchange rates to that which was used in 1Q25.

Manulife Financial Corporation – First Quarter 2025	48
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	December 31, 2024						December 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,718	$-	$-	$-	$26,718	$-	$-
Derivative reclassification(2)	-	-	-	-	5,600	5,600	-	-
Other	166,590	80,423	136,833	9,743	16,590	410,179	115,843	95,142
Total	166,590	107,141	136,833	9,743	22,190	442,497	115,843	95,142
Segregated funds net assets
Institutional	-	-	-	3,393	-	3,393	-	-
Other(3)	28,622	38,099	77,440	288,467	(33)	432,595	19,904	53,845
Total	28,622	38,099	77,440	291,860	(33)	435,988	19,904	53,845
AUM per financial statements	195,212	145,240	214,273	301,603	22,157	878,485	135,747	148,987
Mutual funds	-	-	-	333,598	-	333,598	-	-
Institutional asset management(4)	-	-	-	154,096	-	154,096	-	-
Other funds	-	-	-	19,174	-	19,174	-	-
Total AUM	195,212	145,240	214,273	808,471	22,157	1,385,353	135,747	148,987
Assets under administration	-	-	-	222,614	-	222,614	-	-
Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967	$135,747	$148,987
Total AUMA, US $(5)						$1,118,042

Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967
CER adjustment(6)	1,756	-	168	1,628	-	3,552
Total AUMA, CER basis	$196,968	$145,240	$214,441	$1,032,713	$22,157	$1,611,519

Global WAM Managed AUMA
Global WAM AUMA				$1,031,085
AUM managed by Global WAM for Manulife's other segments				226,752
Total				$1,257,837
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2025 above.

Manulife Financial Corporation – First Quarter 2025	49
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2024						September 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,371	$-	$-	$-	$26,371	$-	$-
Derivative reclassification(2)	-	-	-	-	2,420	2,420	-	-
Other	160,377	81,874	134,164	9,464	14,482	400,361	118,748	99,311
Total	160,377	108,245	134,164	9,464	16,902	429,152	118,748	99,311
Segregated funds net assets
Institutional	-	-	-	3,289	-	3,289	-	-
Other(3)	28,163	37,902	74,916	278,759	(50)	419,690	20,852	55,454
Total	28,163	37,902	74,916	282,048	(50)	422,979	20,852	55,454
AUM per financial statements	188,540	146,147	209,080	291,512	16,852	852,131	139,600	154,765
Mutual funds	-	-	-	321,210	-	321,210	-	-
Institutional asset management(4)	-	-	-	148,386	-	148,386	-	-
Other funds	-	-	-	18,131	-	18,131	-	-
Total AUM	188,540	146,147	209,080	779,239	16,852	1,339,858	139,600	154,765
Assets under administration	-	-	-	211,617	-	211,617	-	-
Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475	$139,600	$154,765
Total AUMA, US $(5)						$1,148,433

Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475
CER adjustment(6)	7,922	-	13,560	45,271	-	66,753
Total AUMA, CER basis	$196,462	$146,147	$222,640	$1,036,127	$16,852	$1,618,228

Global WAM Managed AUMA
Global WAM AUMA				$990,856
AUM managed by Global WAM for Manulife's other segments				220,309
Total				$1,211,165
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2025 above.

Manulife Financial Corporation – First Quarter 2025	50
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2024						June 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,045	$-	$-	$-	$26,045	$-	$-
Derivative reclassification(2)	-	-	-	-	5,546	5,546	-	-
Other	148,153	77,422	130,453	8,989	14,011	379,028	108,216	95,335
Total	148,153	103,467	130,453	8,989	19,557	410,619	108,216	95,335
Segregated funds net assets
Institutional	-	-	-	3,380	-	3,380	-	-
Other(3)	26,468	36,595	72,950	266,759	(46)	402,726	19,333	53,313
Total	26,468	36,595	72,950	270,139	(46)	406,106	19,333	53,313
AUM per financial statements	174,621	140,062	203,403	279,128	19,511	816,725	127,549	148,648
Mutual funds	-	-	-	304,214	-	304,214	-	-
Institutional asset management(4)	-	-	-	142,314	-	142,314	-	-
Other funds	-	-	-	17,202	-	17,202	-	-
Total AUM	174,621	140,062	203,403	742,858	19,511	1,280,455	127,549	148,648
Assets under administration	-	-	-	201,064	-	201,064	-	-
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519	$127,549	$148,648
Total AUMA, US $(5)						$1,082,705

Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519
CER adjustment(6)	10,331	-	10,482	37,853	-	58,666
Total AUMA, CER basis	$184,952	$140,062	$213,885	$981,775	$19,511	$1,540,185

Global WAM Managed AUMA
Global WAM AUMA				$943,922
AUM managed by Global WAM for Manulife's other segments				211,773
Total				$1,155,695
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2025 above.

Manulife Financial Corporation – First Quarter 2025	51
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2024						March 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$25,420	$-	$-	$-	$25,420	$-	$-
Derivative reclassification(2)	-	-	-	-	5,114	5,114	-	-
Other	144,720	84,075	129,896	8,133	13,318	380,142	106,881	95,988
Total	144,720	109,495	129,896	8,133	18,432	410,676	106,881	95,988
Segregated funds net assets
Institutional	-	-	-	3,334	-	3,334	-	-
Other(3)	26,203	37,218	72,547	262,854	(47)	398,775	19,360	53,609
Total	26,203	37,218	72,547	266,188	(47)	402,109	19,360	53,609
AUM per financial statements	170,923	146,713	202,443	274,321	18,385	812,785	126,241	149,597
Mutual funds	-	-	-	300,178	-	300,178	-	-
Institutional asset management(4)	-	-	-	121,263	-	121,263	-	-
Other funds	-	-	-	16,981	-	16,981	-	-
Total AUM	170,923	146,713	202,443	712,743	18,385	1,251,207	126,241	149,597
Assets under administration	-	-	-	198,698	-	198,698	-	-
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905	$126,241	$149,597
Total AUMA, US $(5)						$1,071,424

Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905
CER adjustment(6)	10,577	-	12,818	42,501	-	65,896
Total AUMA, CER basis	$181,500	$146,713	$215,261	$953,942	$18,385	$1,515,801

Global WAM Managed AUMA
Global WAM AUMA				$911,441
AUM managed by Global WAM for Manulife's other segments				211,528
Total				$1,122,969
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at March 31, 2025 above.

Manulife Financial Corporation – First Quarter 2025	52
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Global WAM AUMA by business line
Retirement	$522,751	$521,979	$501,173	$477,740	$467,579
Retail	339,653	348,938	335,570	318,269	316,406
Institutional asset management	163,915	160,168	154,113	147,913	127,456
Total	$1,026,319	$1,031,085	$990,856	$943,922	$911,441
Global WAM AUMA by business line, CER basis(1)
Retirement	$522,751	$522,198	$526,508	$497,128	$490,731
Retail	339,653	349,506	349,485	330,151	330,093
Institutional asset management	163,915	161,009	160,134	154,496	133,118
Total	$1,026,319	$1,032,713	$1,036,127	$981,775	$953,942
Global WAM AUMA by geographic source
Asia	$144,660	$141,098	$137,040	$128,791	$122,354
Canada	259,446	260,651	255,281	242,781	243,678
U.S.	622,213	629,336	598,535	572,350	545,409
Total	$1,026,319	$1,031,085	$990,856	$943,922	$911,441
Global WAM AUMA by geographic source, CER basis(1)
Asia	$144,660	$142,232	$143,193	$136,962	$130,182
Canada	259,446	260,651	255,281	242,781	243,678
U.S.	622,213	629,830	637,653	602,032	580,082
Total	$1,026,319	$1,032,713	$1,036,127	$981,775	$953,942
Global WAM Managed AUMA by business line
Retirement	$522,751	$521,979	$501,173	$477,740	$467,579
Retail	419,844	431,047	416,425	396,457	395,755
Institutional asset management	308,832	304,811	293,567	281,498	259,635
Total	$1,251,427	$1,257,837	$1,211,165	$1,155,695	$1,122,969
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$522,751	$522,198	$526,508	$497,128	$490,731
Retail	419,844	431,655	433,608	410,824	412,514
Institutional asset management	308,832	305,742	307,293	293,923	272,380
Total	$1,251,427	$1,259,595	$1,267,409	$1,201,875	$1,175,625
Global WAM Managed AUMA by geographic source
Asia	$228,948	$225,325	$219,344	$205,776	$198,464
Canada	311,252	312,816	307,051	292,698	294,591
U.S.	711,227	719,696	684,770	657,221	629,914
Total	$1,251,427	$1,257,837	$1,211,165	$1,155,695	$1,122,969
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$228,948	$226,523	$230,882	$217,923	$211,124
Canada	311,252	312,816	307,051	292,698	294,591
U.S.	711,227	720,256	729,476	691,254	669,910
Total	$1,251,427	$1,259,595	$1,267,409	$1,201,875	$1,175,625
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 1Q25.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – First Quarter 2025	53
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
($ millions)
Mortgages	$55,105	$54,447	$54,083	$53,031	$52,605
Less: mortgages not held by Manulife Bank	30,352	30,039	29,995	29,324	29,568
Total mortgages held by Manulife Bank	24,753	24,408	24,088	23,707	23,037
Loans to Bank clients	2,382	2,310	2,283	2,338	2,383
Manulife Bank net lending assets	$27,135	$26,718	$26,371	$26,045	$25,420
Manulife Bank average net lending assets
Beginning of period	$26,718	$26,371	$26,045	$25,420	$25,321
End of period	27,135	26,718	26,371	26,045	25,420
Manulife Bank average net lending assets by quarter	$26,927	$26,545	$26,208	$25,733	$25,371
Manulife Bank average net lending assets – full year	$26,278	$26,020
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
($ millions)
Common shareholders' equity	$44,475	$44,312	$42,913	$42,305	$41,590
Post-tax CSM, net of NCI(1)	18,524	18,353	17,364	17,150	17,377
Adjusted book value	$62,999	$62,665	$60,277	$59,455	$58,967
(1)2024 quarterly post-tax CSM, net of NCI has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii)
post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
($ millions)
Total equity	$53,164	$52,960	$51,639	$50,756	$49,892
Less: AOCI gain/(loss) on cash flow hedges	89	119	70	95	70
Total equity excluding AOCI on cash flow hedges	53,075	52,841	51,569	50,661	49,822
Post-tax CSM(1)	19,784	19,497	18,494	18,042	18,255
Qualifying capital instruments	7,542	7,532	6,997	7,714	7,196
Consolidated capital	$80,401	$79,870	$77,060	$76,417	$75,273
(1)2024 quarterly post-tax CSM has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – First Quarter 2025	54
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Global WAM core earnings (post-tax)	$454	$459	$479	$386	$349	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	86	83	26	59	66	234
Amortization of deferred acquisition costs and other depreciation	46	49	48	49	42	188
Amortization of deferred sales commissions	22	20	19	19	20	78
Core EBITDA	$608	$611	$572	$513	$477	$2,173
CER adjustment(1)	-	11	21	18	21	71
Core EBITDA, CER basis	$608	$622	$593	$531	$498	$2,244
Core EBITDA by business line
Retirement	$351	$330	$320	$284	$265	$1,199
Retail	190	214	200	181	178	773
Institutional asset management	67	67	52	48	34	201
Total	$608	$611	$572	$513	$477	$2,173
Core EBITDA by geographic source
Asia	$186	$167	$157	$144	$139	$607
Canada	164	160	157	133	139	589
U.S.	258	284	258	236	199	977
Total	$608	$611	$572	$513	$477	$2,173
Core EBITDA by business line, CER basis(2)
Retirement	$351	$336	$331	$294	$278	$1,239
Retail	190	218	206	187	184	795
Institutional asset management	67	68	56	50	36	210
Total, CER basis	$608	$622	$593	$531	$498	$2,244
Core EBITDA by geographic source, CER basis(2)
Asia	$186	$171	$165	$150	$147	$633
Canada	164	160	157	133	139	589
U.S.	258	291	271	248	212	1,022
Total, CER basis	$608	$622	$593	$531	$498	$2,244
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global
WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our
Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – First Quarter 2025	55

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core EBITDA margin
Core EBITDA	$608	$611	$572	$513	$477	$2,173
Core revenue	$2,140	$2,140	$2,055	$1,948	$1,873	$8,016
Core EBITDA margin	28.4%	28.6%	27.8%	26.3%	25.5%	27.1%
Global WAM core revenue
Other revenue per financial statements	$1,986	$2,003	$1,928	$1,849	$1,808	$7,588
Less: Other revenue in segments other than Global WAM	11	(2)	53	40	58	149
Other revenue in Global WAM (fee income)	$1,975	$2,005	$1,875	$1,809	$1,750	$7,439
Investment income per financial statements	$4,234	$5,250	$4,487	$4,261	$4,251	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(992)	(622)	1,730	564	538	2,210
Total investment income	3,242	4,628	6,217	4,825	4,789	20,459
Less: Investment income in segments other than Global WAM	3,089	4,550	5,991	4,687	4,649	19,877
Investment income in Global WAM	$153	$78	$226	$138	$140	$582
Total other revenue and investment income in Global WAM	$2,128	$2,083	$2,101	$1,947	$1,890	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(14)	(28)	33	(9)	8	4
Revenue related to integration and acquisitions	2	(29)	13	8	9	1
Global WAM core revenue	$2,140	$2,140	$2,055	$1,948	$1,873	$8,016
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core expenses
General expenses – Statements of Income	$1,202	$1,328	$1,204	$1,225	$1,102	$4,859
Directly attributable acquisition expense for contracts measured using the PAA method(1)	42	43	36	39	38	156
Directly attributable maintenance expense(1)	532	517	509	509	539	2,074
Total expenses	1,776	1,888	1,749	1,773	1,679	7,089
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	67	25	-	-	92
Integration and acquisition	-	-	-	57	-	57
Legal provisions and Other expenses	-	24	8	3	6	41
Total	-	91	33	60	6	190
Core expenses	$1,776	$1,797	$1,716	$1,713	$1,673	$6,899
CER adjustment(2)	-	28	47	53	62	190
Core expenses, CER basis	$1,776	$1,825	$1,763	$1,766	$1,735	$7,089
Total expenses	$1,776	$1,888	$1,749	$1,773	$1,679	$7,089
CER adjustment(2)	-	30	47	57	62	196
Total expenses, CER basis	$1,776	$1,918	$1,796	$1,830	$1,741	$7,285
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 1Q25.

Manulife Financial Corporation – First Quarter 2025	56
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Income before income taxes	$699	$2,113	$2,341	$1,384	$1,252	$7,090
Less: Income before income taxes for segments other than Global WAM	171	1,694	1,822	1,001	826	5,343
Global WAM income before income taxes	528	419	519	383	426	1,747
Items unrelated to net fee income	739	882	677	771	665	2,995
Global WAM net fee income	1,267	1,301	1,196	1,154	1,091	4,742
Less: Net fee income from other segments	170	181	169	169	155	674
Global WAM net fee income excluding net fee income from other segments	1,097	1,120	1,027	985	936	4,068
Net annualized fee income	$4,451	$4,455	$4,084	$3,963	$3,765	$4,068
Average Assets under Management and Administration	$1,041,116	$1,015,454	$963,003	$933,061	$879,837	$946,087
Net fee income yield (bps)	42.7	43.9	42.4	42.5	42.8	43.0
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global
WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the
Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange-traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Manulife Financial Corporation – First Quarter 2025	57
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.
E4Caution Regarding Forward-Looking Statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets, its medium-term financial and operating targets, plans for the return of capital released from reinsurance transactions through share buybacks, the impact of changes in tax laws and the probability and impact of LICAT scenario switches and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”,
“would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”,
“aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’
expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);
changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate;
changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used;
political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and
Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – First Quarter 2025	58
E5Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$7,062	$6,834	$6,746	$6,515	$6,497	$6,414	$6,215	$5,580
Net investment result	2,946	4,194	5,912	4,512	4,493	6,784	1,265	4,819
Other revenue	1,986	2,003	1,928	1,849	1,808	1,719	1,645	1,691
Total revenue	$11,994	$13,031	$14,586	$12,876	$12,798	$14,917	$9,125	$12,090
Income (loss) before income taxes	$699	$2,113	$2,341	$1,384	$1,252	$2,123	$1,174	$1,436
Income tax (expenses) recoveries	(76)	(406)	(274)	(252)	(280)	(322)	51	(265)
Net income (loss)	$623	$1,707	$2,067	$1,132	$972	$1,801	$1,225	$1,171
Net income (loss) attributed to shareholders	$485	$1,638	$1,839	$1,042	$866	$1,659	$1,013	$1,025
Basic earnings (loss) per common share	$0.25	$0.88	$1.01	$0.53	$0.45	$0.86	$0.53	$0.50
Diluted earnings (loss) per common share	$0.25	$0.88	$1.00	$0.52	$0.45	$0.86	$0.52	$0.50
Segregated funds deposits	$14,409	$11,927	$11,545	$11,324	$12,206	$10,361	$10,172	$10,147
Total assets (in billions)	$981	$979	$953	$915	$907	$876	$836	$851
Weighted average common shares (in millions)	1,723	1,746	1,774	1,793	1,805	1,810	1,826	1,842
Diluted weighted average common shares (in millions)	1,729	1,752	1,780	1,799	1,810	1,814	1,829	1,846
Dividends per common share	$0.440	$0.400	$0.400	$0.400	$0.400	$0.365	$0.365	$0.365
CDN$ to US$1 – Statement of Financial Position	1.4393	1.4382	1.3510	1.3684	1.3533	1.3186	1.3520	1.3233
CDN$ to US$1 – Statement of Income	1.4349	1.3987	1.3639	1.3682	1.3485	1.3612	1.3411	1.3430
E6Revenue

	Quarterly Results
($ millions, unaudited)	1Q25	4Q24	1Q24
Insurance revenue	$7,062	$6,834	$6,497
Net investment income	2,946	4,194	4,493
Other revenue	1,986	2,003	1,808
Total revenue	$11,994	$13,031	$12,798
Asia	$2,590	$2,927	$3,586
Canada	3,662	3,682	3,540
U.S.	3,725	4,055	3,691
Global Wealth and Asset Management	1,798	1,738	1,552
Corporate and Other	219	629	429
Total revenue	$11,994	$13,031	$12,798
Total revenue was $12.0 billion in 1Q25 compared with $12.8 billion in 1Q24 due to lower net investment income partially offset by an increase in insurance revenue and other revenue.
By segment, the decline in revenue reflected lower net investment income in Asia, Corporate and Other and the U.S., partially offset by higher insurance revenue in the U.S, Asia and Canada, and higher other revenue in Global WAM.
E7Other
No changes were made in our internal control over financial reporting during the three months ended March 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s
Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2025	59
Consolidated Statements of Financial Position

As at
(Canadian $ in millions, unaudited)	March 31, 2025	December 31, 2024
Assets
Cash and short-term securities	$25,362	$25,789
Debt securities	212,650	210,621
Public equities	33,999	33,725
Mortgages	55,105	54,447
Private placements	49,881	49,668
Loans to Bank clients	2,382	2,310
Real estate	13,170	13,263
Other invested assets	53,188	52,674
Total invested assets (note 3)	445,737	442,497
Other assets
Accrued investment income	3,242	2,969
Derivatives (note 4)	8,398	8,667
Insurance contract assets (note 5)	92	102
Reinsurance contract held assets (note 5)	65,105	59,015
Deferred tax assets	5,942	5,884
Goodwill and intangible assets	11,073	11,052
Miscellaneous	13,219	12,644
Total other assets	107,071	100,333
Segregated funds net assets (note 15)	428,610	435,988
Total assets	$981,418	$978,818
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$406,898	$396,401
Reinsurance contract held liabilities (note 5)	2,796	2,669
Investment contract liabilities (note 6)	13,693	13,498
Deposits from Bank clients	22,952	22,063
Derivatives (note 4)	12,925	14,252
Deferred tax liabilities	1,964	1,890
Other liabilities	24,239	24,936
Long-term debt (note 8)	6,635	6,629
Capital instruments (note 9)	7,542	7,532
Total liabilities, excluding those for account of segregated fund holders	499,644	489,870
Insurance contract liabilities for account of segregated fund holders (note 5)	123,226	126,545
Investment contract liabilities for account of segregated fund holders	305,384	309,443
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	428,610	435,988
Total liabilities	928,254	925,858
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	20,572	20,681
Contributed surplus	202	204
Shareholders and other equity holders' retained earnings	4,077	4,764
Shareholders and other equity holders' accumulated other comprehensive income (loss) ("AOCI"):
Insurance finance income (expenses)	36,671	37,999
Reinsurance finance income (expenses)	(6,481)	(7,048)
Fair value through other comprehensive income (“OCI”) investments	(18,058)	(19,733)
Translation of foreign operations	7,386	7,327
Other	106	118
Total shareholders and other equity holders’ equity	51,135	50,972
Participating policyholders' equity	637	567
Non-controlling interests	1,392	1,421
Total equity	53,164	52,960
Total liabilities and equity	$981,418	$978,818
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Roy Gori,
President and Chief Executive Officer
Don Lindsay
Chair of the Board of Directors

Manulife Financial Corporation – First Quarter 2025	60
Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2025	2024
Insurance service result
Insurance revenue (note 5)	$7,062	$6,497
Insurance service expenses	(5,708)	(5,272)
Net expenses from reinsurance contracts held	(311)	(247)
Total insurance service result	1,043	978
Investment result
Investment income (note 3)
Investment income	4,234	4,251
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	(992)	538
Investment expenses	(296)	(296)
Net investment income (loss)	2,946	4,493
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(3,739)	(4,458)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	520	424
Decrease (increase) in investment contract liabilities	(91)	(111)
	(364)	348
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	(2,639)	22,626
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	2,639	(22,626)
Net segregated funds investment result	-	-
Total investment result	(364)	348
Other revenue (note 11)	1,986	1,808
General expenses	(1,202)	(1,102)
Commissions related to non-insurance contracts	(385)	(356)
Interest expenses	(379)	(424)
Net income (loss) before income taxes	699	1,252
Income tax (expenses) recoveries	(76)	(280)
Net income (loss)	$623	$972
Net income (loss) attributed to:
Non-controlling interests	$66	$55
Participating policyholders	72	51
Shareholders and other equity holders	485	866
	$623	$972
Net income (loss) attributed to shareholders	$485	$866
Preferred share dividends and other equity distributions	(57)	(55)
Common shareholders' net income (loss)	$428	$811
Earnings per share
Basic earnings per common share (note 10)	$0.25	$0.45
Diluted earnings per common share (note 10)	0.25	0.45
Dividends per common share	0.44	0.40
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2025	61
Consolidated Statements of Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2025	2024
Net income (loss)	$623	$972
Other comprehensive income (loss) ("OCI"), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	77	747
Net investment hedges	(18)	(155)
Insurance finance income (expenses)	(1,229)	4,047
Reinsurance finance income (expenses)	553	(1,084)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	684	(3,396)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	809	895
Other	21	39
Total items that may be subsequently reclassified to net income	897	1,093
Items that will not be reclassified to net income	(33)	49
Other comprehensive income (loss), net of tax	864	1,142
Total comprehensive income (loss), net of tax	$1,487	$2,114
Total comprehensive income (loss) attributed to:
Non-controlling interests	$(29)	$(104)
Participating policyholders	70	57
Shareholders and other equity holders	1,446	2,161
Income Taxes included in Other Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2025	2024
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on net investment hedges	$(5)	$(7)
Insurance / reinsurance finance income (expenses)	(106)	949
Unrealized gains (losses) on fair value through OCI investments	35	(739)
Reclassification of net realized gains (losses) on fair value through OCI investments	193	186
Other	1	25
Total income tax expenses (recoveries)	$118	$414
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2025	62
Consolidated Statements of Changes in Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2025	2024
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	20,681	21,527
Repurchased (note 10)	(137)	(74)
Issued on exercise of stock options and deferred share units	28	35
Balance, end of period	20,572	21,488
Contributed surplus
Balance, beginning of period	204	222
Exercise of stock options and deferred share units	(2)	(5)
Balance, end of period	202	217
Shareholders and other equity holders' retained earnings
Balance, beginning of period	4,764	4,819
Net income (loss) attributed to shareholders and other equity holders	485	866
Common shares repurchased (note 10)	(370)	(129)
Preferred share dividends and other equity distributions	(57)	(55)
Common share dividends	(745)	(722)
Balance, end of period	4,077	4,779
Shareholders and other equity holders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	18,663	13,811
Change in unrealized foreign exchange gains (losses) on net foreign operations	59	592
Changes in insurance / reinsurance finance income (expenses)	(761)	3,067
Change in unrealized gains (losses) on fair value through OCI investments	1,675	(2,453)
Other changes in OCI attributed to shareholders and other equity holders	(12)	89
Balance, end of period	19,624	15,106
Total shareholders and other equity holders' equity, end of period	51,135	48,250
Participating policyholders' equity
Balance, beginning of period	567	257
Net income (loss) attributed to participating policyholders	72	51
Other comprehensive income (losses) attributed to participating policyholders	(2)	6
Balance, end of period	637	314
Non-controlling interests
Balance, beginning of period	1,421	1,431
Net income (loss) attributed to non-controlling interests	66	55
Other comprehensive income (losses) attributed to non-controlling interests	(95)	(159)
Contributions (distributions and acquisitions), net	-	1
Balance, end of period	1,392	1,328
Total equity, end of period	$53,164	$49,892
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2025	63
Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2025	2024
Operating activities
Net income (loss)	$623	$972
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 5)	5,101	1,004
Increase (decrease) in investment contract liabilities	91	111
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions noted below (note 5)	(547)	(316)
Amortization of (premium) discount on invested assets	(70)	(61)
Contractual service margin (“CSM”) amortization	(623)	(592)
Other amortization	195	146
Net realized and unrealized (gains) losses and impairment on assets	877	299
Deferred income tax expenses (recoveries)	(74)	2
Loss (gain) on reinsurance transactions (pre-tax) (note 5)	(9)	118
Cash provided by operating activities before undernoted items	5,564	1,683
Changes in policy related and operating receivables and payables	1,124	2,893
Cash provided by (used in) operating activities	6,688	4,576
Investing activities
Purchases and mortgage advances	(35,141)	(36,472)
Disposals and repayments	28,322	32,745
Change in investment broker net receivables and payables	301	223
Cash provided by (used in) investing activities	(6,518)	(3,504)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(587)	(81)
Secured borrowing from securitization transactions	151	131
Change in deposits from Bank clients, net	889	244
Lease payments	(30)	(30)
Shareholders' dividends and other equity distributions	(802)	(777)
Common shares repurchased (note 10)	(507)	(203)
Common shares issued, net (note 10)	28	35
Issue of capital instruments, net (note 9)	-	1,094
Redemption of capital instruments (note 9)	-	(609)
Contributions from (distributions to) non-controlling interests, net	-	1
Cash provided by (used in) financing activities	(858)	(195)
Cash and short-term securities
Increase (decrease) during the period	(688)	877
Effect of foreign exchange rate changes on cash and short-term securities	79	264
Balance, beginning of period	24,942	19,884
Balance, end of period	24,333	21,025
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	25,789	20,338
Net payments in transit, included in other liabilities	(847)	(454)
Net cash and short-term securities, beginning of period	24,942	19,884
End of period
Gross cash and short-term securities	25,362	21,481
Net payments in transit, included in other liabilities	(1,029)	(456)
Net cash and short-term securities, end of period	$24,333	$21,025
Supplemental disclosures on cash flow information
Interest received	$3,194	$3,124
Interest paid	376	386
Income taxes paid	292	517
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2025	64
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The
Company operates as Manulife in Asia and Canada and as John Hancock and Manulife in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International
Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board
(“IASB”), using accounting policies which are consistent with those used in the Company’s 2024 Annual Consolidated
Financial Statements.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated
Financial Statements for the year ended December 31, 2024, included on pages 143 to 269 of the Company’s 2024 Annual
Report, as well as the disclosures on risk in denoted components of the "Risk Management and Risk Factors Update" section of the First Quarter 2025 Management Discussion and Analysis ("MD&A"). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2025 were authorized for issue by MFC’s Board of Directors on May 7, 2025.
(b)Basis of preparation
Refer to note 1 of the Company’s 2024 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting
Standards (“IFRS”) and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
Note 2    Accounting and Reporting Changes
Future accounting and reporting changes
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January
1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards”
for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments”
and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on
January 1, 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-recourse assets and contractually linked instruments. The Company is assessing the impact of these amendments on the
Company’s Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2025	65
(III)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
(IV)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for
Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to pay GMT of $61 for the three months ended March 31, 2025, arising from its operations in Barbados,
China and Hong Kong (2024 – $44 for all worldwide operations).
The amendments also introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – First Quarter 2025	66
Note 3    Invested Assets and Investment Income
(a)Carrying values and fair values of invested assets

As at March 31, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$47	$18,791	$6,524	$25,362	$25,362
Debt securities(6)
Canadian government and agency	1,040	19,942	-	20,982	20,982
U.S. government and agency	39	27,665	969	28,673	28,403
Other government and agency	93	36,591	-	36,684	36,684
Corporate	2,658	121,294	527	124,479	124,284
Mortgage / asset-backed securities	128	1,704	-	1,832	1,832
Public equities (FVTPL mandatory)	33,999	-	-	33,999	33,999
Mortgages	1,267	29,067	24,771	55,105	55,563
Private placements	932	48,949	-	49,881	49,881
Loans to Bank clients	-	-	2,382	2,382	2,358
Real estate
Own use property(7)	-	-	2,678	2,678	2,803
Investment property	-	-	10,492	10,492	10,492
Other invested assets
Alternative long-duration assets(8)	34,593	386	13,340	48,319	49,469
Various other(9)	150	-	4,719	4,869	4,869
Total invested assets	$74,946	$304,389	$66,402	$445,737	$446,981

As at December 31, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$25	$19,909	$5,855	$25,789	$25,789
Debt securities(6)
Canadian government and agency	1,056	18,671	-	19,727	19,727
U.S. government and agency	58	27,628	968	28,654	28,366
Other government and agency	68	35,402	-	35,470	35,470
Corporate	2,761	121,674	527	124,962	124,762
Mortgage / asset-backed securities	17	1,791	-	1,808	1,808
Public equities (FVTPL mandatory)	33,725	-	-	33,725	33,725
Mortgages	1,239	28,792	24,416	54,447	54,812
Private placements	866	48,802	-	49,668	49,668
Loans to Bank clients	-	-	2,310	2,310	2,285
Real estate
Own use property(7)	-	-	2,674	2,674	2,798
Investment property	-	-	10,589	10,589	10,589
Other invested assets
Alternative long-duration assets(8)	34,334	389	13,140	47,863	48,875
Various other(9)	140	-	4,671	4,811	4,811
Total invested assets	$74,289	$303,058	$65,150	$442,497	$443,485
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having Solely Payment of
Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above comprise debt securities, mortgages, private placements and approximately $386 (December 31, 2024 – $389) of other invested assets, which qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at March 31, 2025 include debt securities, private placements and other invested assets with fair values of $nil, $125 and $550, respectively (December 31, 2024 – $nil, $132 and $547, respectively).
The change in the fair value of these non-SPPI invested assets for the three months ended March 31, 2025 was a decrease of $4 (for the year ended
December 31, 2024 – a $25 increase).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $9,916 (December 31, 2024 – $10,121), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $8,922 (December 31, 2024 – $9,813) and cash of $6,524 (December
31, 2024 – $5,855).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,640 and $374, respectively
(December 31, 2024 – $1,266 and $145, respectively).
(7)Own use property of $2,505 (December 31, 2024 – $2,500), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $173 (December 31, 2024 –
$174) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(8)Alternative long-duration assets (“ALDA”) include infrastructure of $18,496, investments in private equity of $18,075, timber and agriculture of $5,944, energy of
$1,877 and various other ALDA of $3,927 (December 31, 2024 – $17,804, $18,343, $5,917, $1,916, and $3,883, respectively).
(9)Includes $4,348 (December 31, 2024 – $4,300) of leveraged leases.

Manulife Financial Corporation – First Quarter 2025	67
(b)Fair value measurement
The following tables present fair values and the fair value hierarchy levels of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at March 31, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$18,791	$-	$18,791	$-
FVTPL	47	-	47	-
Other	6,524	6,524	-	-
Debt securities
FVOCI
Canadian government and agency	19,942	-	19,942	-
U.S. government and agency	27,665	-	27,665	-
Other government and agency	36,591	-	36,577	14
Corporate	121,294	-	121,249	45
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	263	-	263	-
Other asset-backed securities	1,440	-	1,440	-
FVTPL
Canadian government and agency	1,040	-	1,040	-
U.S. government and agency	39	-	39	-
Other government and agency	93	-	93	-
Corporate	2,658	-	2,658	-
Commercial mortgage-backed securities	2	-	2	-
Other asset-backed securities	126	-	116	10
Private placements(1)
FVOCI	48,949	-	39,514	9,435
FVTPL	932	-	800	132
Mortgages
FVOCI	29,067	-	-	29,067
FVTPL	1,267	-	-	1,267
Public equities
FVTPL	33,999	33,923	76	-
Real estate(2)
Investment property	10,492	-	-	10,492
Own use property	2,505	-	-	2,505
Other invested assets(3)	38,828	74	-	38,754
Segregated funds net assets(4)	428,610	390,883	34,538	3,189
Total	$831,165	$431,404	$304,851	$94,910
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 3.20% to 11.00% for the three months ended March
31, 2025 (ranging from 3.10% to 9.50% for the year ended December 31, 2024), terminal capitalization rates ranging from 3.25% to 10.00% for the three months ended March 31, 2025 (ranging from 3.10% to 10.00% for the year ended December 31, 2024) and discount rates ranging from 3.60% to 13.50% for the three months ended March 31, 2025 (ranging from 3.60% to 13.75% for the year ended December 31, 2024). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-
market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $31,780 (December 31, 2024 –
$31,435) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the three months ended March 31, 2025 ranged from 7.94% to 20.00% (ranged from 7.42% to 20.00% for the year ended December 31, 2024). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the three months ended
March 31, 2025 ranged from 3.25% to 6.25% (ranged from 3.25% to 6.25% for the year ended December 31, 2024). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – First Quarter 2025	68

As at December 31, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$19,909	$-	$19,909	$-
FVTPL	25	-	25	-
Other	5,855	5,855	-	-
Debt securities
FVOCI
Canadian government and agency	18,671	-	18,671	-
U.S. government and agency	27,628	-	27,628	-
Other government and agency	35,402	-	35,392	10
Corporate	121,674	-	121,630	44
Residential mortgage-backed securities	5	-	5	-
Commercial mortgage-backed securities	270	-	270	-
Other asset-backed securities	1,516	-	1,516	-
FVTPL
Canadian government and agency	1,056	-	1,056	-
U.S. government and agency	58	-	58	-
Other government and agency	68	-	68	-
Corporate	2,761	-	2,761	-
Commercial mortgage-backed securities	2	-	2	-
Other asset-backed securities	15	-	15	-
Private placements(1)
FVOCI	48,802	-	40,038	8,764
FVTPL	866	-	730	136
Mortgages
FVOCI	28,792	-	-	28,792
FVTPL	1,239	-	-	1,239
Public equities
FVTPL	33,725	33,650	75	-
Real estate(2)
Investment property	10,589	-	-	10,589
Own use property	2,500	-	-	2,500
Other invested assets(3)	38,543	77	-	38,466
Segregated funds net assets(4)	435,988	399,043	33,611	3,334
Total	$835,959	$438,625	$303,460	$93,874
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at March 31, 2025 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at March 31, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$24,771	$25,229	$-	$-	$25,229
Loans to Bank clients	2,382	2,358	-	2,358	-
Real estate – own use property	173	298	-	-	298
Public bonds held at amortized cost	1,496	1,031	-	1,031	-
Other invested assets(1)	14,360	15,510	556	-	14,954
Total invested assets disclosed at fair value	$43,182	$44,426	$556	$3,389	$40,481

As at December 31, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$24,416	$24,781	$-	$-	$24,781
Loans to Bank clients	2,310	2,285	-	2,285	-
Real estate – own use property	174	298	-	-	298
Public bonds held at amortized cost	1,495	1,007	-	1,007	-
Other invested assets(1)	14,131	15,143	542	-	14,601
Total invested assets disclosed at fair value	$42,526	$43,514	$542	$3,292	$39,680
(1)The carrying value of other invested assets includes leveraged leases of $4,348 (December 31, 2024 – $4,300), other equity method accounted investments and other invested assets of $10,012 (December 31, 2024 – $9,831). Fair value of leveraged leases is disclosed at their carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – First Quarter 2025	69
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three months ended March
31, 2025, the Company had $nil transfers of assets between Level 1 and Level 2 (March 31, 2024 – $nil).
For segregated funds net assets, during the three months ended March 31, 2025, the Company had $nil transfers of assets between Level 1 and Level 2 (March 31, 2024 – $nil).
Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and non-market observable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the three months ended March 31, 2025 and March 31,
2024.

For the three months ended March 31, 2025	Balance, January 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$5	$-	$-	$-	$-	$-	$(1)	$14	$-
Corporate	44	-	1	-	-	-	-	-	-	45	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Public equities
FVTPL	-	-	-	-	-	-	-	-	-	-	-
Private placements
FVOCI	8,764	1	(154)	1,242	(214)	(361)	138	(10)	29	9,435	-
FVTPL	136	(10)	-	20	-	(15)	1	-	-	132	(10)
Mortgages
FVOCI	28,792	(19)	353	350	(257)	(187)	-	-	35	29,067	-
FVTPL	1,239	16	-	30	(6)	(11)	-	-	(1)	1,267	-
Investment property	10,589	(40)	-	70	(148)	-	-	-	21	10,492	(58)
Own use property	2,500	(12)	-	1	-	-	-	-	16	2,505	(12)
Other invested assets	38,466	125	17	1,396	(824)	(534)	-	-	108	38,754	(38)
Total invested assets	90,540	61	222	3,119	(1,449)	(1,108)	139	(10)	207	91,721	(118)
Derivatives, net	(3,235)	449	-	-	-	(14)	-	391	(10)	(2,419)	451
Segregated funds net assets	3,334	(36)	(141)	20	(29)	40	-	-	1	3,189	3
Total	$90,639	$474	$81	$3,139	$(1,478)	$(1,082)	$139	$381	$198	$92,491	$336
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets. Refer to note 15.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.

Manulife Financial Corporation – First Quarter 2025	70

For the three months ended March 31, 2024	Balance, January 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$-	$-	$-	$-	$4	$-	$-	$14	$-
Corporate	231	-	3	-	-	-	-	-	1	235	-
Other securitized assets	21	-	1	-	-	(3)	-	-	-	19	-
Public equities
FVTPL	41	1	-	-	-	-	-	-	-	42	1
Private placements
FVOCI	7,682	2	32	818	(556)	(251)	196	(514)	109	7,518	-
FVTPL	79	(1)	-	-	-	(11)	-	(14)	(1)	52	(1)
Mortgages
FVOCI	28,473	9	(311)	483	(470)	(185)	-	-	459	28,458	-
FVTPL	1,055	(8)	-	90	(28)	(8)	-	-	1	1,102	-
Investment property	10,458	(166)	-	80	(39)	-	-	-	121	10,454	(177)
Own use property	2,430	(31)	-	10	-	-	-	-	25	2,434	(31)
Other invested assets	33,585	556	33	947	(113)	(258)	-	-	523	35,273	515
Total invested assets	84,065	362	(242)	2,428	(1,206)	(716)	200	(528)	1,238	85,601	307
Derivatives, net	(2,166)	(576)	-	-	-	(19)	-	106	(42)	(2,697)	(585)
Segregated funds net assets	3,492	(29)	5	76	(179)	29	-	-	46	3,440	(90)
Total	$85,391	$(243)	$(237)	$2,504	$(1,385)	$(706)	$200	$(422)	$1,242	$86,344	$(368)
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs
(Level 3)” table for the three months ended March 31, 2025 above.
Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises. Transfers from Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.
(c)Investment income

For the three months ended March 31,	2025	2024
Interest income	$3,504	$3,436
Dividends, rental income and other income	907	681
Impairments (loss) / recovery, net	(59)	37
Other	(118)	97
Investment income	4,234	4,251
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(524)	(687)
Public equities	(359)	1,753
Mortgages	3	(6)
Private placements	(194)	244
Real estate	(28)	(228)
Other invested assets	41	511
Derivatives	69	(1,049)
	(992)	538
Investment expenses	(296)	(296)
Net investment income (loss)	$2,946	$4,493

Manulife Financial Corporation – First Quarter 2025	71
(d)Remaining term to maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at March 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$25,362	$-	$-	$-	$-	$-	$25,362
Debt securities
Canadian government and agency	1,173	2,033	714	3,799	13,263	-	20,982
U.S. government and agency	496	668	1,528	3,737	22,244	-	28,673
Other government and agency	478	1,248	795	3,681	30,482	-	36,684
Corporate	7,749	15,718	15,341	33,999	51,672	-	124,479
Mortgage / asset-backed securities	40	244	361	335	852	-	1,832
Public equities	-	-	-	-	-	33,999	33,999
Mortgages	5,500	11,429	10,671	7,628	9,836	10,041	55,105
Private placements	1,502	5,757	4,878	10,667	27,043	34	49,881
Loans to Bank clients	50	7	3	-	-	2,322	2,382
Real estate
Own use property	-	-	-	-	-	2,678	2,678
Investment property	-	-	-	-	-	10,492	10,492
Other invested assets
Alternative long-duration assets	24	30	80	302	517	47,366	48,319
Various other	-	20	-	3,799	528	522	4,869
Total invested assets	$42,374	$37,154	$34,371	$67,947	$156,437	$107,454	$445,737

	Remaining term to maturity(1)
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$25,789	$-	$-	$-	$-	$-	$25,789
Debt securities
Canadian government and agency	543	2,282	678	3,339	12,885	-	19,727
U.S. government and agency	644	640	1,473	4,699	21,198	-	28,654
Other government and agency	372	1,208	1,056	3,566	29,268	-	35,470
Corporate	7,810	15,763	15,817	33,818	51,754	-	124,962
Mortgage / asset-backed securities	60	260	213	450	825	-	1,808
Public equities	-	-	-	-	-	33,725	33,725
Mortgages	4,741	11,944	10,478	7,617	9,876	9,791	54,447
Private placements	1,534	5,093	4,986	10,463	27,500	92	49,668
Loans to Bank clients	47	13	3	-	-	2,247	2,310
Real estate
Own use property	-	-	-	-	-	2,674	2,674
Investment property	-	-	-	-	-	10,589	10,589
Other invested assets
Alternative long-duration assets	67	-	85	276	524	46,911	47,863
Various other	-	20	-	3,623	657	511	4,811
Total invested assets	$41,607	$37,223	$34,789	$67,851	$154,487	$106,540	$442,497
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Manulife Financial Corporation – First Quarter 2025	72
Note 4    Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 4 of the Company’s 2024 Annual Consolidated Financial
Statements.
(a)Fair value of derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		March 31, 2025			December 31, 2024
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$208,245	$2,746	$3,442	$206,181	$2,734	$3,533
	Foreign currency swaps	14,617	139	2,159	14,121	145	2,114
	Forward contracts	23,041	131	2,488	25,692	74	3,420
Cash flow hedges	Interest rate swaps	9,043	21	67	9,036	24	48
	Foreign currency swaps	650	-	241	650	-	216
	Forward contracts	-	-	-	-	-	-
	Equity contracts	471	12	-	324	6	-
Net investment hedges	Forward contracts	582	3	4	602	18	-
Total derivatives in qualifying hedge accounting relationships		256,649	3,052	8,401	256,606	3,001	9,331
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	112,222	2,325	2,782	110,114	2,188	2,906
	Interest rate futures	24,542	-	-	9,054	-	-
	Interest rate options	5,335	17	-	5,633	16	-
	Foreign currency swaps	35,436	1,914	258	33,924	1,854	272
	Currency rate futures	2,615	-	-	2,238	-	-
	Forward contracts	56,744	609	1,269	52,044	882	1,675
	Equity contracts	25,292	479	210	25,290	724	63
	Credit default swaps	120	2	-	114	2	-
	Equity futures	4,311	-	-	4,004	-	-
Total derivatives not designated in qualifying hedge accounting relationships		266,617	5,346	4,519	242,415	5,666	4,916
Total derivatives		$523,266	$8,398	$12,920	$499,021	$8,667	$14,247
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7(f)).

As at March 31, 2025	Remaining term to maturity				Total
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$683	$578	$732	$6,405	$8,398
Derivative liabilities	1,770	2,005	900	8,245	12,920

	Remaining term to maturity				Total
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$1,171	$578	$635	$6,283	$8,667
Derivative liabilities	2,320	2,304	1,244	8,379	14,247

Manulife Financial Corporation – First Quarter 2025	73
Fair value and the fair value hierarchy of derivative instruments

As at March 31, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,418	$-	$5,237	$181
Foreign exchange contracts	2,487	-	2,487	-
Equity contracts	491	-	487	4
Credit default swaps	2	-	2	-
Total derivative assets	$8,398	$-	$8,213	$185
Derivative liabilities
Interest rate contracts	$9,362	$-	$6,765	$2,597
Foreign exchange contracts	3,348	-	3,345	3
Equity contracts	210	-	206	4
Total derivative liabilities	$12,920	$-	$10,316	$2,604

As at December 31, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,193	$-	$5,026	$167
Foreign exchange contracts	2,742	-	2,742	-
Equity contracts	730	-	730	-
Credit default swaps	2	-	2	-
Total derivative assets	$8,667	$-	$8,500	$167
Derivative liabilities
Interest rate contracts	$10,954	$-	$7,571	$3,383
Foreign exchange contracts	3,230	-	3,227	3
Equity contracts	63	-	47	16
Total derivative liabilities	$14,247	$-	$10,845	$3,402
Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 3 (b).
(b)Embedded derivatives
Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at
FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.
Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $314 (December 31, 2024 –
$281).
The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at March 31, 2025, these embedded derivative liabilities had a fair value of
$312 (December 31, 2024 – $265).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded / assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Manulife Financial Corporation – First Quarter 2025	74
Note 5    Insurance and Reinsurance Contract Assets and Liabilities
(a)Movements in carrying amounts of insurance and reinsurance contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the three months ended March 31, 2025 and for the year ended December 31, 2024, and insurance finance (income) expenses for the three months ended March 31, 2025.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method ("GMM") and Variable Fee Approach ("VFA") insurance contract assets	$(490)	$144	$248	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	13,201	691	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	26,765	(878)	522,844
Changes that relate to current services	(172)	(365)	(734)	-	(1,271)
Changes that relate to future services	(1,236)	324	1,064	-	152
Changes that relate to past services	(44)	(6)	-	-	(50)
Insurance service result	(1,452)	(47)	330	-	(1,169)
Insurance finance (income) expenses	6,321	430	99	-	6,850
Effects of movements in foreign exchange rates	1,403	75	83	-	1,561
Total changes in income and OCI	6,272	458	512	-	7,242
Total cash flows	2,624	-	-	-	2,624
Movements related to insurance acquisition cash flows	(1)	-	-	-	(1)
Change in PAA balance	522	23	-	97	642
Movements related to insurance contract liabilities for account of segregated fund holders	(3,319)	-	-	-	(3,319)
Net closing balance	480,060	23,476	27,277	(781)	530,032
Closing GMM and VFA insurance contract assets	(354)	97	170	-	(87)
Closing GMM and VFA insurance contract liabilities	343,465	22,665	27,107	(61)	393,176
Closing PAA insurance contract net liabilities	13,723	714	-	(720)	13,717
Closing insurance contract liabilities for account of segregated fund insurance holders	123,226	-	-	-	123,226
Net closing balance, March 31, 2025	$480,060	$23,476	$27,277	$(781)	$530,032

Insurance finance (income) expenses (“IFIE”)	For the three months ended March 31, 2025
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$6,850
Insurance finance (income) expenses for products under PAA	295
Reclassification of derivative OCI to IFIE – cash flow hedges	(32)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	(997)
Total insurance finance (income) expenses from insurance contracts issued	6,116
Effect of movements in foreign exchange rates	(953)
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$5,163
Portion recognized in (income) expenses, including effects of foreign exchange rates	3,739
Portion recognized in OCI, including effects of foreign exchange rates	1,424
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – First Quarter 2025	75

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(416)	$141	$131	$-	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Opening PAA insurance contract net liabilities	12,712	626	-	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	114,143
Net opening balance, January 1, 2024	437,246	23,464	22,104	(820)	481,994
Changes that relate to current services	(532)	(1,430)	(2,697)	-	(4,659)
Changes that relate to future services	(3,732)	(907)	5,520	-	881
Changes that relate to past services	(8)	(4)	-	-	(12)
Insurance service result	(4,272)	(2,341)	2,823	-	(3,790)
Insurance finance (income) expenses	2,317	(59)	354	-	2,612
Effects of movements in foreign exchange rates	21,946	1,866	1,484	-	25,296
Total changes in income and OCI	19,991	(534)	4,661	-	24,118
Total cash flows	3,840	-	-	-	3,840
Movements related to insurance acquisition cash flows	(6)	-	-	(2)	(8)
Change in PAA balance	489	65	-	(56)	498
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	12,402
Net closing balance	473,962	22,995	26,765	(878)	522,844
Closing GMM and VFA insurance contract assets	(490)	144	248	-	(98)
Closing GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Closing PAA insurance contract net liabilities	13,201	691	-	(817)	13,075
Closing insurance contract liabilities for account of segregated fund insurance holders	126,545	-	-	-	126,545
Net closing balance, December 31, 2024	$473,962	$22,995	$26,765	$(878)	$522,844
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the three months ended March 31, 2025 and for the year ended December 31, 2024.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Opening reinsurance contract held assets	$50,275	$5,442	$3,008	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	263
Net opening balance, January 1, 2025	47,216	5,789	3,341	56,346
Changes that relate to current services	(127)	(136)	(111)	(374)
Changes that relate to future services	(798)	568	302	72
Changes that relate to past services	8	-	-	8
Insurance service result	(917)	432	191	(294)
Insurance finance (income) expenses from reinsurance contracts	1,219	195	29	1,443
Effects of changes in non-performance risk of reinsurers	2	-	-	2
Effects of movements in foreign exchange rates	140	22	2	164
Total changes in income and OCI	444	649	222	1,315
Total cash flows	4,653	-	-	4,653
Change in PAA balance	(5)	-	-	(5)
Net closing balance	52,308	6,438	3,563	62,309
Closing reinsurance contract held assets	55,470	6,089	3,261	64,820
Closing reinsurance contract held liabilities	(3,406)	335	302	(2,769)
Closing PAA reinsurance contract net assets	244	14	-	258
Net closing balance, March 31, 2025	$52,308	$6,438	$3,563	$62,309

Manulife Financial Corporation – First Quarter 2025	76

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$38,156	$3,685	$514	$42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Opening PAA reinsurance contract net assets	239	16	-	255
Net opening balance, January 1, 2024	34,011	5,006	803	39,820
Changes that relate to current services	(265)	(536)	(321)	(1,122)
Changes that relate to future services	(3,232)	972	2,631	371
Changes that relate to past services	11	-	-	11
Insurance service result	(3,486)	436	2,310	(740)
Insurance finance (income) expenses from reinsurance contracts	(1,858)	(62)	78	(1,842)
Effects of changes in non-performance risk of reinsurers	(58)	-	-	(58)
Effects of movements in foreign exchange rates	4,069	411	150	4,630
Total changes in income and OCI	(1,333)	785	2,538	1,990
Total cash flows	14,528	-	-	14,528
Change in PAA balance	10	(2)	-	8
Net closing balance	47,216	5,789	3,341	56,346
Closing reinsurance contract held assets	50,275	5,442	3,008	58,725
Closing reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Closing PAA reinsurance contract net assets	249	14	-	263
Net closing balance, December 31, 2024	$47,216	$5,789	$3,341	$56,346
(b)Effect of new business recognized in the period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the three months ended March 31, 2025		For the year ended December 31, 2024
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$11,139	$256	$35,333	$2,170
Insurance acquisition cash flows	1,995	54	6,426	398
Claims and other insurance service expenses payable	9,144	202	28,907	1,772
Estimates of present value of cash inflows	(12,421)	(251)	(39,381)	(2,165)
Risk adjustment for non-financial risk	234	12	853	99
Contractual service margin	1,048	-	3,195	-
Amount included in insurance contract liabilities for the period	$-	$17	$-	$104
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the three months ended March 31, 2025	For the year ended December 31, 2024
New business reinsurance contracts
Estimates of present value of cash outflows	$(6,245)	$(20,816)
Estimates of present value of cash inflows	5,457	18,990
Risk adjustment for non-financial risk	572	1,261
Contractual service margin	226	622
Amount included in reinsurance assets for the period	$10	$57
(c)Insurance revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses

For the three months ended March 31,	2025	2024
Expected incurred claims and other insurance service result	$3,780	$3,553
Change in risk adjustment for non-financial risk expired	362	366
CSM recognized for services provided	734	640
Recovery of insurance acquisition cash flows	423	279
Contracts under PAA	1,763	1,659
Total insurance revenue	$7,062	$6,497

Manulife Financial Corporation – First Quarter 2025	77
(d)Significant judgements and estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					March 31, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.06%	3.66%	4.68%	4.96%	5.36%	4.40%
		Somewhat liquid(1)	30	70	3.04%	3.62%	4.56%	4.94%	5.18%	4.40%
U.S.	USD	Illiquid	30	70	4.37%	4.73%	5.81%	6.26%	6.13%	5.15%
		Somewhat liquid(1)	30	70	4.44%	4.74%	5.69%	6.22%	6.10%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.03%	1.58%	2.00%	2.70%	3.19%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.27%	3.97%	5.12%	4.62%	4.14%	3.70%

					December 31, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.46%	3.93%	4.86%	5.00%	5.32%	4.40%
		Somewhat liquid(1)	30	70	3.44%	3.89%	4.76%	4.98%	5.21%	4.40%
U.S.	USD	Illiquid	30	70	4.48%	5.05%	6.01%	6.33%	6.15%	5.15%
		Somewhat liquid(1)	30	70	4.56%	5.09%	5.91%	6.33%	6.14%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	0.82%	1.17%	1.55%	2.33%	2.97%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.73%	4.36%	5.23%	4.70%	4.17%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)Reinsurance transactions
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.
Agreement with RGA Life Reinsurance Company of Canada
On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada
(“RGA Canada”) to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.
The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of $5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of
$213.
Agreement with Global Atlantic Financial Group
On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. (“GA”)
to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks.
Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100%
quota shares for the other blocks.
The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.

Manulife Financial Corporation – First Quarter 2025	78
Note 6    Investment Contract Assets and Liabilities
(a)Carrying value and fair value of investment contract assets and liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying value and fair values of investment contract liabilities for the periods presented.

As at	March 31, 2025			December 31, 2024
	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$896	$672	$224	$808	$669	$139
Investment contract liabilities, measured at amortized cost
Carrying value	12,797	1,035	11,762	12,690	1,052	11,638
Fair value	13,009	987	12,022	12,795	978	11,817
(b)Fair value measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques (December 31,
2024 – Level 2).
Note 7    Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2024 Annual Consolidated Financial Statements.
(a)Risk disclosures included in the First Quarter 2025 MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted components in the
“Risk Management and Risk Factors Update” section of the First Quarter 2025 MD&A. These disclosures are in accordance with IFRS 7, IFRS 17 “Insurance Contracts” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim
Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.
(b)Credit risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – First Quarter 2025	79
(I)Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with expected credit loss
(“ECL”) allowances, plus ECL allowances for loan commitments.

As at March 31, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$201,117	$1,188	$-	$202,305
Non-investment grade	4,523	367	1	4,891
Total carrying value	205,640	1,555	1	207,196
Allowance for credit losses	257	38	-	295
Debt securities, measured at amortized cost
Investment grade	1,497	-	-	1,497
Non-investment grade	-	-	-	-
Total	1,497	-	-	1,497
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,496	-	-	1,496
Private placements, measured at FVOCI
Investment grade	41,902	633	-	42,535
Non-investment grade	5,188	1,066	160	6,414
Total carrying value	47,090	1,699	160	48,949
Allowance for credit losses	143	120	141	404
Commercial mortgages, measured at FVOCI
AAA	195	-	-	195
AA	7,412	-	-	7,412
A	14,173	-	-	14,173
BBB	5,666	875	-	6,541
BB	11	653	-	664
B and lower	-	12	70	82
Total carrying value	27,457	1,540	70	29,067
Allowance for credit losses	48	40	55	143
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	235	17	-	252
BBB	-	-	-	-
BB	-	-	-	-
B and lower	114	5	8	127
Total	349	22	8	379
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	348	21	8	377
Residential mortgages, measured at amortized cost
Performing	23,150	1,210	-	24,360
Non-performing	-	-	40	40
Total	23,150	1,210	40	24,400
Allowance for credit losses	3	2	1	6
Total carrying value, net of allowance	23,147	1,208	39	24,394
Loans to Bank clients, measured at amortized cost
Performing	2,337	41	-	2,378
Non-performing	-	-	7	7
Total	2,337	41	7	2,385
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,336	40	6	2,382
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	386	-	-	386
Total carrying value	386	-	-	386
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,350	-	-	4,350
Non-investment grade	-	-	-	-
Total	4,350	-	-	4,350
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,348	-	-	4,348
Loan commitments
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$312,248	$6,063	$284	$318,595

Manulife Financial Corporation – First Quarter 2025	80

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	197,840	1,338	-	199,178
Non-investment grade	5,625	363	-	5,988
Total carrying value	203,465	1,701	-	205,166
Allowance for credit losses	228	42	-	270
Debt securities, measured at amortized cost
Investment grade	$1,496	$-	$-	$1,496
Non-investment grade	-	-	-	-
Total	1,496	-	-	1,496
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,495	-	-	1,495
Private placements, measured at FVOCI
Investment grade	41,796	721	-	42,517
Non-investment grade	5,004	1,133	148	6,285
Total carrying value	46,800	1,854	148	48,802
Allowance for credit losses	126	127	123	376
Commercial mortgages, measured at FVOCI
AAA	205	-	-	205
AA	7,234	-	-	7,234
A	14,035	-	-	14,035
BBB	5,679	873	-	6,552
BB	11	663	-	674
B and lower	-	21	71	92
Total carrying value	27,164	1,557	71	28,792
Allowance for credit losses	41	39	55	135
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	225	15	-	240
BBB	-	-	-	-
BB	-	-	-	-
B and lower	112	5	5	122
Total	337	20	5	362
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	336	19	5	360
Residential mortgages, measured at amortized cost
Performing	22,870	1,151	-	24,021
Non-performing	-	-	41	41
Total	22,870	1,151	41	24,062
Allowance for credit losses	3	2	1	6
Total carrying value, net of allowance	22,867	1,149	40	24,056
Loans to Bank clients, measured at amortized cost
Performing	2,265	38	-	2,303
Non-performing	-	-	10	10
Total	2,265	38	10	2,313
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,264	37	9	2,310
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	389	-	-	389
Total carrying value	389	-	-	389
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,302	-	-	4,302
Non-investment grade	-	-	-	-
Total	4,302	-	-	4,302
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,300	-	-	4,300
Loan commitments
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$309,080	$6,317	$273	$315,670

Manulife Financial Corporation – First Quarter 2025	81
(II)Allowance for credit losses
The following tables provide the movement in the allowance for ECL by stage for the three months ended March 31, 2025 and for the year ended December 31, 2024.

As at March 31, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2025	$434	$213	$181	$828
Net re-measurement due to transfers	-	(11)	11	-
Transfer to stage 1	1	(1)	-	-
Transfer to stage 2	(1)	1	-	-
Transfer to stage 3	-	(11)	11	-
Net originations, purchases, disposals and repayments	10	(9)	-	1
Changes to risk, parameters, and models	36	11	7	54
Foreign exchange and other adjustments	7	(1)	-	6
Balance, end of the period	$487	$203	$199	$889

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$483	$209	$237	$929
Net re-measurement due to transfers	4	(22)	18	-
Transfer to stage 1	12	(12)	-	-
Transfer to stage 2	(7)	7	-	-
Transfer to stage 3	(1)	(17)	18	-
Net originations, purchases, disposals and repayments	36	(8)	(159)	(131)
Changes to risk, parameters, and models	(107)	21	81	(5)
Foreign exchange and other adjustments	18	13	4	35
Balance, end of the year	$434	$213	$181	$828
(III)Significant judgements and estimates
The following table shows certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at March 31, 2025		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,018	0.6%	2.0%	2.1%	2.3%	(3.9)%	2.4%	(6.2)%	2.3%
Unemployment rate	6.7%	6.9%	6.4%	6.7%	5.9%	8.6%	8.4%	9.2%	10.4%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	76.0	72.0	67.0	77.0	69.0	58.0	61.0	50.0	55.0
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,716	1.6%	2.2%	3.0%	2.4%	(2.3)%	2.9%	(4.3)%	2.8%
Unemployment rate	4.1%	4.1%	4.1%	3.4%	3.5%	7.1%	6.2%	7.5%	8.2%
7-10 Year BBB U.S. Corporate Index	6.1%	6.3%	6.3%	6.2%	6.3%	7.0%	5.8%	7.8%	5.6%
Japan
Gross Domestic Product (GDP), in JPY billions	¥560,360	0.8%	0.7%	2.7%	0.9%	(3.7)%	1.0%	(7.2)%	1.7%
Unemployment rate	2.5%	2.5%	2.3%	2.4%	2.1%	3.0%	3.0%	3.2%	3.6%
Hong Kong
Unemployment rate	3.3%	3.6%	3.4%	3.2%	3.1%	4.7%	4.2%	5.1%	5.0%
Hang Seng Index	19,743	(0.5)%	5.1%	9.8%	4.7%	(25.4)%	11.0%	(41.5)%	14.6%
China
Gross Domestic Product (GDP), in CNY billions	$116,147	3.7%	4.2%	6.1%	4.4%	(3.3)%	4.7%	(6.0)%	3.9%
FTSE Xinhua A200 Index	10,096	2.5%	3.8%	17.3%	1.8%	(29.0)%	10.6%	(38.6)%	12.4%

Manulife Financial Corporation – First Quarter 2025	82
(IV)Sensitivity to changes in economic assumptions
The following table shows the actual probability-weighted ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the baseline scenario.

As at	March 31, 2025	December 31, 2024
Probability-weighted ECL allowance	$889	$828
Baseline ECL allowance	$626	$629
Difference – in amount	$263	$199
Difference – in percentage	29.58%	24.03%
(c)Securities lending, repurchase and reverse repurchase transactions
As at March 31, 2025, the Company had loaned securities (which are included in invested assets) with a market value of
$1,355 (December 31, 2024 – $1,021). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at March 31, 2025, the Company had engaged in reverse repurchase transactions of $739 (December 31, 2024 – $1,594)
which are recorded as short-term receivables. In addition, the Company had outstanding repurchase transactions of $82 as at
March 31, 2025 (December 31, 2024 – $668) which are recorded as payables.
(d)Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$24	$1	2
A	72	1	2
BBB	24	-	2
Total single name CDS	$120	$2	2
Total CDS protection sold	$120	$2	2

As at December 31, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	3
A	68	1	3
BBB	23	-	2
Total single name CDS	$114	$2	3
Total CDS protection sold	$114	$2	3
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held no purchased credit protection as at March 31, 2025 and December 31, 2024.
(e)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
March 31, 2025, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 29 per cent

Manulife Financial Corporation – First Quarter 2025	83
(December 31, 2024 – 30 per cent). As at March 31, 2025, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,221 (December 31, 2024 –
$1,319). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2024 – $nil).
(f)Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

As at March 31, 2025	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$8,803	$(6,141)	$(2,236)	$426	$426
Securities lending	1,355	-	(1,355)	-	-
Reverse repurchase agreements	739	-	(739)	-	-
Total financial assets	$10,897	$(6,141)	$(4,330)	$426	$426
Financial liabilities
Derivative liabilities	(13,626)	6,141	7,361	(124)	(35)
Repurchase agreements	(82)	-	82	-	-
Total financial liabilities	$(13,708)	$6,141	$7,443	$(124)	$(35)

As at December 31, 2024	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,048	$(6,633)	$(1,986)	$429	$429
Securities lending	1,021	-	(1,021)	-	-
Reverse repurchase agreements	1,594	(569)	(1,025)	-	-
Total financial assets	$11,663	$(7,202)	$(4,032)	$429	$429
Financial liabilities
Derivative liabilities	$(15,026)	$6,633	$8,305	$(88)	$(15)
Repurchase agreements	(668)	569	99	-	-
Total financial liabilities	$(15,694)	$7,202	$8,404	$(88)	$(15)
(1)Financial assets and liabilities include accrued interest of $416 and $706, respectively (December 31, 2024 – $388 and $779, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at March 31, 2025, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $590, $2,626, $53 and $nil, respectively (December 31, 2024 – $641, $2,472, $35 and $nil, respectively). As at March 31, 2025, collateral pledged (received) does not include collateral-in-
transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

Manulife Financial Corporation – First Quarter 2025	84
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at March 31, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,426	$(1,426)	$-
Variable surplus note	(1,426)	1,426	$-

As at December 31, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,392	$(1,392)	$-
Variable surplus note	(1,392)	1,392	-
Note 8    Long-Term Debt
(a)Carrying value of long-term debt instruments

				As at
	Issue date	Maturity date	Par value	March 31, 2025	December 31, 2024
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,661	$1,659
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,068	1,067
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,075	1,074
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	287	287
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	718	717
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	388	388
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,438	1,437
Total				$6,635	$6,629
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(b)Fair value measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at
March 31, 2025, the fair value of long-term debt was $5,771 (December 31, 2024 – $5,741). The fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2024 – Level 2).
Note 9    Capital Instruments
(a)Carrying value of capital instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	March 31, 2025	December 31, 2024
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	$648	$648
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	997
4.064%MFC Subordinated debentures	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	995	995
4.275% MFC Subordinated notes(2)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	532	524
5.054% MFC Subordinated debentures	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,096	1,095
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,196	1,196
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,078	1,077
2.237% MFC Subordinated debentures(4)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	1,000	1,000
Total					$7,542	$7,532
(1)Capital instruments with interest rates resetting in the future that reference the Canadian Dollar Offered Rate (“CDOR”) and the U.S. Dollar Mid-Swap rate
(based on London Interbank Offered Rate (LIBOR)) amount to $997 and $1,078, respectively (2024 – $1,997 and $1,077, respectively). Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for CDOR, and the Secured Overnight Financing Rate
(SOFR) and the alternative rate for USD LIBOR. As at March 31, 2025, the interest rate benchmark reform has not resulted in material changes in the
Company’s risk management strategy.
(2)Designated as a hedge of the Company's net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(3)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(4)On April 7, 2025, MFC announced its intention to redeem the 2.237% MFC Subordinated debentures at par on May 12, 2025.

Manulife Financial Corporation – First Quarter 2025	85
(b)Fair value measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
March 31, 2025, the fair value of capital instruments was $7,616 (December 31, 2024 – $7,575). The fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2024 – Level 2).
Note 10    Equity Capital and Earnings Per Share
(a)Preferred shares and other equity instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at March 31,
2025 and December 31, 2024.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						March 31, 2025	December 31, 2024
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19,
2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in
2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a five-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 pay a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN
Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March
19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

Manulife Financial Corporation – First Quarter 2025	86
(b)Common shares
As at March 31, 2025, there were 11 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2024 – 12 million).
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Balance, beginning of period	1,729	1,806
Repurchased for cancellation	(12)	(83)
Issued on exercise of stock options and deferred share units	1	6
Balance, end of period	1,718	1,729
Normal course issuer bid
On February 19, 2025, the Company received approval from the Toronto Stock Exchange to launch a normal course issuer bid
(“NCIB”), permitting the purchase for cancellation of up to 51.5 million common shares, representing approximately 3.0% of common shares outstanding. Purchases under the NCIB commenced on February 24, 2025 and may continue until February
23, 2026, when the NCIB expires, or such earlier date as the Company completes its purchases.
During the three months ended March 31, 2025, the Company purchased for cancellation 11.4 million shares (2024 – 6.2 million shares) for $507, including 5.8 million shares for $250 under the current NCIB, and 5.7 million shares for $248 under the previous NCIB, incurring $9 tax on net repurchases of equity (2024 – $203 and $nil, respectively). Of this, $137 was recorded in common shares and $370 was recorded in retained earnings in the Consolidated Statements of Changes in Equity
(2024 – $74 and $129, respectively).
(c)Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the three months ended March 31,	2025	2024
Weighted average number of common shares (in millions)	1,723	1,805
Dilutive stock-based awards(1) (in millions)	6	5
Weighted average number of diluted common shares (in millions)	1,729	1,810
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.
Note 11    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees related to services provided typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Asset-based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the
Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants.
The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – First Quarter 2025	87
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended March 31, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$972	$(124)	$848
Transaction processing, administration, and service fees	779	73	852
Distribution fees and other	220	14	234
Total included in other revenue	1,971	(37)	1,934
Revenue from non-service lines	4	48	52
Total other revenue	$1,975	$11	$1,986
Real estate management services included in net investment income	$-	$73	$73

For the three months ended March 31, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$850	$(118)	$732
Transaction processing, administration, and service fees	682	81	763
Distribution fees and other	222	15	237
Total included in other revenue	1,754	(22)	1,732
Revenue from non-service lines	(4)	80	76
Total other revenue	$1,750	$58	$1,808
Real estate management services included in net investment income	$-	$84	$84
Note 12    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following table presents information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

For the three months ended March 31,	Pension plans		Retiree welfare plans
	2025	2024	2025	2024
Defined benefit current service cost(1)	$12	$11	$-	$-
Defined benefit administrative expenses	3	7	-	-
Service cost	15	18	-	-
Interest on net defined benefit (asset) liability	-	1	(2)	(1)
Defined benefit cost	15	19	(2)	(1)
Defined contribution cost	29	29	-	-
Net benefit cost recognized in the Consolidated Statements of Financial Position	$44	$48	$(2)	$(1)
Actuarial (gain) loss on economic assumption changes	$24	$(48)	$4	$(8)
Investment (gain) loss (excluding interest income)	9	11	(6)	(1)
Change in effect of asset limit	1	-	-	-
Re-measurement (gain) loss recorded in AOCI, net of tax	$34	$(37)	$(2)	$(9)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.
Note 13    Commitments and Contingencies
(a)Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the
Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the
Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the
United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York
as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation

Manulife Financial Corporation – First Quarter 2025	88
of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
(b)Guarantees
(I)Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,043	$-	$1,043	$-
Total investment result	4	(364)	(4)	(364)	12
Other revenue	1	1,985	-	1,986	-
Net income (loss) attributed to shareholders and other equity holders	485	582	(582)	485	2

For the three months ended March 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$978	$-	$978	$-
Total investment result	5	345	(2)	348	14
Other revenue	(3)	1,811	-	1,808	6
Net income (loss) attributed to shareholders and other equity holders	866	951	(951)	866	9
Condensed Consolidated Statements of Financial Position Information

As at March 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$148	$445,589	$-	$445,737	$17
Insurance contract assets	-	92	-	92	-
Reinsurance contract held assets	-	65,105	-	65,105	-
Total other assets	67,479	48,615	(74,220)	41,874	1,021
Segregated funds net assets	-	428,610	-	428,610	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	406,898	-	406,898	-
Reinsurance contract held liabilities	-	2,796	-	2,796	-
Investment contract liabilities	-	13,693	-	13,693	-
Total other liabilities	16,492	62,900	(3,135)	76,257	750
Insurance contract liabilities for account of segregated fund holders	-	123,226	-	123,226	-
Investment contract liabilities for account of segregated fund holders	-	305,384	-	305,384	-

As at December 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$126	$442,371	$-	$442,497	$16
Insurance contract assets	-	102	-	102	-
Reinsurance contract held assets	-	59,015	-	59,015	-
Total other assets	65,898	46,450	(71,132)	41,216	995
Segregated funds net assets	-	435,988	-	435,988	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	396,401	-	396,401	-
Reinsurance contract held liabilities	-	2,669	-	2,669	-
Investment contract liabilities	-	13,498	-	13,498	-
Total other liabilities	15,052	63,825	(1,575)	77,302	726
Insurance contract liabilities for account of segregated fund holders	-	126,545	-	126,545	-
Investment contract liabilities for account of segregated fund holders	-	309,443	-	309,443	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Manulife Financial Corporation – First Quarter 2025	89
Note 14    Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors, pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance, and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife
Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.
The following tables present results by reporting segments and by geographical location.
(a)By Segment

For the three months ended March 31, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$658	$258	$126	$-	$(35)	$1,007
Annuities and pensions	(44)	59	21	-	-	36
Total insurance service result	614	317	147	-	(35)	1,043
Net investment income (loss)	1,083	1,208	706	(156)	105	2,946
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,324)	(819)	(1,699)	-	7	(3,835)
Annuities and pensions	813	(145)	(572)	-	-	96
Total insurance finance income (expenses)	(511)	(964)	(2,271)	-	7	(3,739)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(94)	72	322	-	-	300
Annuities and pensions	(135)	-	355	-	-	220
Total reinsurance finance income (expenses)	(229)	72	677	-	-	520
Decrease (increase) in investment contract liabilities	1	(18)	38	(116)	4	(91)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	344	298	(850)	(272)	116	(364)
Other revenue	1	74	25	1,975	(89)	1,986
Other expenses	(82)	(170)	(50)	(1,174)	(111)	(1,587)
Interest expenses	(7)	(214)	(3)	(1)	(154)	(379)
Net income (loss) before income taxes	870	305	(731)	528	(273)	699
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (loss)	739	246	(569)	444	(237)	623
Less net income (loss) attributed to:
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders and other equity holders	$624	$222	$(569)	$443	$(235)	$485
Total assets	$214,837	$162,702	$256,270	$302,097	$45,512	$981,418

Manulife Financial Corporation – First Quarter 2025	90

For the three months ended March 31, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$564	$228	$95	$-	$28	$915
Annuities and pensions	(17)	56	24	-	-	63
Total insurance service result	547	284	119	-	28	978
Net investment income (loss)	2,228	1,204	905	(177)	333	4,493
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,440)	(1,055)	(1,611)	-	24	(4,082)
Annuities and pensions	(1,128)	325	427	-	-	(376)
Total insurance finance income (expenses)	(2,568)	(730)	(1,184)	-	24	(4,458)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(184)	(5)	476	-	-	287
Annuities and pensions	586	-	(449)	-	-	137
Total reinsurance finance income (expenses)	402	(5)	27	-	-	424
Decrease (increase) in investment contract liabilities	(8)	(16)	(38)	(53)	4	(111)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	54	453	(290)	(230)	361	348
Other revenue	55	75	39	1,750	(111)	1,808
Other expenses	(56)	(160)	(18)	(1,092)	(132)	(1,458)
Interest expenses	(6)	(271)	(4)	(2)	(141)	(424)
Net income (loss) before income taxes	594	381	(154)	426	5	1,252
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (loss)	444	298	(108)	365	(27)	972
Less net income (loss) attributed to:
Non-controlling interests	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders and other equity holders	$363	$273	$(108)	$365	$(27)	$866
Total assets	$184,829	$156,211	$252,120	$277,148	$36,911	$907,219
(b)By Geographic Location

For the three months ended March 31, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$658	$251	$122	$(24)	$1,007
Annuities and pensions	(44)	59	21	-	36
Total insurance service result	614	310	143	(24)	1,043
Net investment income (loss)	1,053	1,276	601	16	2,946
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,324)	(819)	(1,692)	-	(3,835)
Annuities and pensions	813	(145)	(572)	-	96
Total insurance finance income (expenses)	(511)	(964)	(2,264)	-	(3,739)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(94)	72	322	-	300
Annuities and pensions	(135)	-	355	-	220
Total reinsurance finance income (expenses)	(229)	72	677	-	520
Decrease (increase) in investment contract liabilities	(63)	(38)	11	(1)	(91)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$250	$346	$(975)	$15	$(364)
Other revenue	$317	$593	$1,003	$73	$1,986

Manulife Financial Corporation – First Quarter 2025	91

For the three months ended March 31, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$565	$224	$95	$31	$915
Annuities and pensions	(17)	56	24	-	63
Total insurance service result	548	280	119	31	978
Net investment income (loss)	2,256	1,387	849	1	4,493
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,440)	(1,055)	(1,587)	-	(4,082)
Annuities and pensions	(1,128)	325	427	-	(376)
Total insurance finance income (expenses)	(2,568)	(730)	(1,160)	-	(4,458)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(184)	(5)	476	-	287
Annuities and pensions	586	-	(449)	-	137
Total reinsurance finance income (expenses)	402	(5)	27	-	424
Decrease (increase) in investment contract liabilities	(41)	(35)	(34)	(1)	(111)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$49	$617	$(318)	$-	$348
Other revenue	$504	$535	$858	$(89)	$1,808
Note 15    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The
Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at March 31, 2025, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $2,503
(December 31, 2024 – $1,886), of which $846 are reinsured (December 31, 2024 – $530). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The denoted
components in the “Risk Management and Risk Factors Update” section of the First Quarter 2025 MD&A provide information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – First Quarter 2025	92
Note 16    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation
S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements and relate to MFC’s guarantee of certain securities to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s
2024 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at March 31, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$148	$107,753	$337,953	$(117)	$445,737
Investments in unconsolidated subsidiaries	66,876	9,603	21,929	(98,408)	-
Insurance contract assets	-	-	144	(52)	92
Reinsurance contract held assets	-	52,970	22,803	(10,668)	65,105
Other assets	603	12,210	36,730	(7,669)	41,874
Segregated funds net assets	-	212,042	218,148	(1,580)	428,610
Total assets	$67,627	$394,578	$637,707	$(118,494)	$981,418
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$152,289	$266,365	$(11,756)	$406,898
Reinsurance contract held liabilities	-	-	2,796	-	2,796
Investment contract liabilities	-	5,324	8,966	(597)	13,693
Other liabilities	2,962	7,194	58,674	(6,750)	62,080
Long-term debt	6,635	-	-	-	6,635
Capital instruments	6,895	-	647	-	7,542
Insurance contract liabilities for account of segregated fund holders	-	55,750	67,476	-	123,226
Investment contract liabilities for account of segregated fund holders	-	156,292	150,672	(1,580)	305,384
Shareholders and other equity holders' equity	51,135	17,777	80,034	(97,811)	51,135
Participating policyholders' equity	-	(48)	685	-	637
Non-controlling interests	-	-	1,392	-	1,392
Total liabilities and equity	$67,627	$394,578	$637,707	$(118,494)	$981,418

Manulife Financial Corporation – First Quarter 2025	93
Condensed Consolidated Statement of Financial Position

As at December 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$126	$112,444	$330,044	$(117)	$442,497
Investments in unconsolidated subsidiaries	65,350	9,393	21,510	(96,253)	-
Insurance contract assets	-	-	177	(75)	102
Reinsurance contract held assets	-	46,811	22,440	(10,236)	59,015
Other assets	548	11,182	34,660	(5,174)	41,216
Segregated funds net assets	-	218,909	218,681	(1,602)	435,988
Total assets	$66,024	$398,739	$627,512	$(113,457)	$978,818
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$148,828	$258,007	$(10,434)	$396,401
Reinsurance contract held liabilities	-	-	2,669	-	2,669
Investment contract liabilities	-	5,260	8,854	(616)	13,498
Other liabilities	1,539	8,432	58,333	(5,163)	63,141
Long-term debt	6,629	-	-	-	6,629
Capital instruments	6,884	-	648	-	7,532
Insurance contract liabilities for account of segregated fund holders	-	58,137	68,408	-	126,545
Investment contract liabilities for account of segregated fund holders	-	160,772	150,273	(1,602)	309,443
Shareholders and other equity holders' equity	50,972	17,357	78,285	(95,642)	50,972
Participating policyholders' equity	-	(47)	614	-	567
Non-controlling interests	-	-	1,421	-	1,421
Total liabilities and equity	$66,024	$398,739	$627,512	$(113,457)	$978,818
Condensed Consolidated Statement of Income

For the three months ended March 31, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,930	$4,490	$(358)	$7,062
Insurance service expenses	-	(2,626)	(3,386)	304	(5,708)
Net expenses from reinsurance contracts held	-	(195)	(155)	39	(311)
Total insurance service result	-	109	949	(15)	1,043
Investment result
Net investment income (loss)	4	340	2,511	91	2,946
Insurance / reinsurance finance income (expenses)	-	(1,621)	(1,590)	(8)	(3,219)
Other investment result	-	69	(127)	(33)	(91)
Total investment result	4	(1,212)	794	50	(364)
Other revenue	1	258	1,844	(117)	1,986
Other expenses	(8)	(299)	(1,356)	76	(1,587)
Interest expenses	(134)	(28)	(223)	6	(379)
Net income (loss) before income taxes	(137)	(1,172)	2,008	-	699
Income tax (expenses) recoveries	45	274	(395)	-	(76)
Net income (loss) after income taxes	(92)	(898)	1,613	-	623
Equity in net income (loss) of unconsolidated subsidiaries	577	242	(656)	(163)	-
Net income (loss)	$485	$(656)	$957	$(163)	$623
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$66	$-	$66
Participating policyholders	-	(2)	72	2	72
Shareholders and other equity holders	485	(654)	819	(165)	485
	$485	$(656)	$957	$(163)	$623

Manulife Financial Corporation – First Quarter 2025	94
Condensed Consolidated Statement of Income

For the three months ended March 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,714	$4,149	$(366)	$6,497
Insurance service expenses	-	(2,504)	(3,143)	375	(5,272)
Net expenses from reinsurance contracts held	-	(97)	(150)	-	(247)
Total insurance service result	-	113	856	9	978
Investment result
Net investment income (loss)	5	854	3,513	121	4,493
Insurance / reinsurance finance income (expenses)	-	(887)	(3,156)	9	(4,034)
Other investment result	-	(25)	(61)	(25)	(111)
Total investment result	5	(58)	296	105	348
Other revenue	(3)	202	1,736	(127)	1,808
Other expenses	(12)	(275)	(1,243)	72	(1,458)
Interest expenses	(115)	4	(254)	(59)	(424)
Net income (loss) before income taxes	(125)	(14)	1,391	-	1,252
Income tax (expenses) recoveries	42	43	(365)	-	(280)
Net income (loss) after income taxes	(83)	29	1,026	-	972
Equity in net income (loss) of unconsolidated subsidiaries	949	47	76	(1,072)	-
Net income (loss)	$866	$76	$1,102	$(1,072)	$972
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$55	$-	$55
Participating policyholders	-	-	51	-	51
Shareholders and other equity holders	866	76	996	(1,072)	866
	$866	$76	$1,102	$(1,072)	$972

Manulife Financial Corporation – First Quarter 2025	95
Consolidated Statement of Cash Flows

For the three months ended March 31, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$485	$(656)	$957	$(163)	$623
Adjustments:
Equity in net income of unconsolidated subsidiaries	(577)	(242)	656	163	-
Increase (decrease) in insurance contract net liabilities	-	123	4,978	-	5,101
Increase (decrease) in investment contract liabilities	-	25	66	-	91
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(3)	(544)	-	(547)
Amortization of (premium) discount on invested assets	-	(1)	(69)	-	(70)
CSM amortization	-	(123)	(500)	-	(623)
Other amortization	3	37	155	-	195
Net realized and unrealized (gains) losses and impairment on assets	(5)	1,763	(881)	-	877
Deferred income tax expenses (recoveries)	(45)	(49)	20	-	(74)
Gain on reinsurance transaction (pre-tax)	-	(9)	-	-	(9)
Cash provided by (used in) operating activities before undernoted items	(139)	865	4,838	-	5,564
Dividends from unconsolidated subsidiaries	-	99	-	(99)	-
Changes in policy related and operating receivables and payables	(118)	(1,424)	2,666	-	1,124
Cash provided by (used in) operating activities	(257)	(460)	7,504	(99)	6,688
Investing activities
Purchases and mortgage advances	-	(4,506)	(30,635)	-	(35,141)
Disposals and repayments	-	4,143	24,179	-	28,322
Changes in investment broker net receivables and payables	-	259	42	-	301
Notes receivable from parent	-	-	(1,586)	1,586	-
Notes receivable from subsidiaries	(24)	-	-	24	-
Cash provided by (used in) investing activities	(24)	(104)	(8,000)	1,610	(6,518)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(587)	-	(587)
Secured borrowing from securitization transactions	-	-	151	-	151
Changes in deposits from Bank clients, net	-	-	889	-	889
Lease payments	-	(1)	(29)	-	(30)
Shareholders' dividends and other equity distributions	(802)	-	-	-	(802)
Common shares repurchased	(507)	-	-	-	(507)
Common shares issued, net	28	-	-	-	28
Dividends paid to parent	-	-	(99)	99	-
Notes payable to parent	-	-	24	(24)	-
Notes payable to subsidiaries	1,586	-	-	(1,586)	-
Cash provided by (used in) financing activities	305	(1)	349	(1,511)	(858)
Cash and short-term securities
Increase (decrease) during the period	24	(565)	(147)	-	(688)
Effect of foreign exchange rate changes on cash and short-term securities	(1)	4	76	-	79
Balance, beginning of period	126	5,041	19,775	-	24,942
Balance, end of period	149	4,480	19,704	-	24,333
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	126	5,436	20,227	-	25,789
Net payments in transit, included in other liabilities	-	(395)	(452)	-	(847)
Net cash and short-term securities, beginning of period	126	5,041	19,775	-	24,942
End of period
Gross cash and short-term securities	149	5,139	20,074	-	25,362
Net payments in transit, included in other liabilities	-	(659)	(370)	-	(1,029)
Net cash and short-term securities, end of period	$149	$4,480	$19,704	$-	$24,333
Supplemental disclosures on cash flow information:
Interest received	$24	$953	$2,282	$(65)	$3,194
Interest paid	206	53	182	(65)	376
Income taxes paid (refund)	66	-	226	-	292

Manulife Financial Corporation – First Quarter 2025	96
Consolidated Statement of Cash Flows

For the three months ended March 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$866	$76	$1,102	$(1,072)	$972
Adjustments:
Equity in net income of unconsolidated subsidiaries	(949)	(47)	(76)	1,072	-
Increase (decrease) in insurance contract net liabilities	-	103	901	-	1,004
Increase (decrease) in investment contract liabilities	-	10	101	-	111
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(131)	(185)	-	(316)
Amortization of (premium) discount on invested assets	-	8	(69)	-	(61)
CSM amortization	-	(103)	(489)	-	(592)
Other amortization	3	34	109	-	146
Net realized and unrealized (gains) losses and impairment on assets	(4)	397	(94)	-	299
Deferred income tax expenses (recoveries)	(42)	69	(25)	-	2
Loss on reinsurance transaction (pre-tax)	-	33	85	-	118
Cash provided by (used in) operating activities before undernoted items	(126)	449	1,360	-	1,683
Dividends from unconsolidated subsidiaries	-	91	-	(91)	-
Changes in policy related and operating receivables and payables	(29)	926	1,996	-	2,893
Cash provided by (used in) operating activities	(155)	1,466	3,356	(91)	4,576
Investing activities
Purchases and mortgage advances	-	(4,407)	(32,065)	-	(36,472)
Disposals and repayments	-	2,785	29,960	-	32,745
Changes in investment broker net receivables and payables	-	20	203	-	223
Investment in common shares of subsidiaries	(1,100)	-	-	1,100	-
Capital contribution to unconsolidated subsidiaries	-	(1)	-	1	-
Notes receivable from parent	-	-	(1,142)	1,142	-
Notes receivable from subsidiaries	(35)	-	-	35	-
Cash provided by (used in) investing activities	(1,135)	(1,603)	(3,044)	2,278	(3,504)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(81)	-	(81)
Issue of capital instruments, net	1,094	-	-	-	1,094
Redemption of capital instruments	-	(609)	-	-	(609)
Secured borrowing from securitization transactions	-	-	131	-	131
Changes in deposits from Bank clients, net	-	-	244	-	244
Lease payments	-	(1)	(29)	-	(30)
Shareholders' dividends and other equity distributions	(777)	-	-	-	(777)
Common shares repurchased	(203)	-	-	-	(203)
Common shares issued, net	35	-	1,100	(1,100)	35
Contributions from (distributions to) non-controlling interests, net	-	-	1	-	1
Dividends paid to parent	-	-	(91)	91	-
Capital contributions by parent	-	-	1	(1)	-
Notes payable to parent	-	-	35	(35)	-
Notes payable to subsidiaries	1,142	-	-	(1,142)	-
Cash provided by (used in) financing activities	1,291	(610)	1,311	(2,187)	(195)
Cash and short-term securities
Increase (decrease) during the period	1	(747)	1,623	-	877
Effect of foreign exchange rate changes on cash and short-term securities	1	105	158	-	264
Balance, beginning of period	86	4,004	15,794	-	19,884
Balance, end of period	88	3,362	17,575	-	21,025
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	86	4,329	15,923	-	20,338
Net payments in transit, included in other liabilities	-	(325)	(129)	-	(454)
Net cash and short-term securities, beginning of period	86	4,004	15,794	-	19,884
End of period
Gross cash and short-term securities	88	3,716	17,677	-	21,481
Net payments in transit, included in other liabilities	-	(354)	(102)	-	(456)
Net cash and short-term securities, end of period	$88	$3,362	$17,575	$-	$21,025
Supplemental disclosures on cash flow information:
Interest received	$15	$896	$2,277	$(64)	$3,124
Interest paid	176	7	267	(64)	386
Income taxes paid (refund)	4	(3)	516	-	517

Manulife Financial Corporation – First Quarter 2025	97

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com.
Email: investrel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also
located in Toronto, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 27756
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@hk.tricorglobal.com
Website: www.tricoris.com

Philippines
RCBC Stock Transfer
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, Metro Manila, Philippines
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at March 31, 2025, Manulife had total capital of
C$80.4 billion, including C$51.1 billion of total shareholders’
and other equity holders’ equity. The Manufacturers Life
Insurance Company’s financial strength ratings are among
the strongest in the insurance industry. Rating agencies
include AM Best Company (“AM Best”), DBRS Limited and
affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc.
(“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and
S&P Global Ratings (“S&P”).
As at May 7, 2025
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading volume for
Manulife Financial Corporation’s common stock on
the Canadian exchanges, the U.S. exchanges, The
Stock Exchange of Hong Kong and the Philippine
Stock Exchange for the first quarter. The common
stock symbol is MFC on all exchanges except Hong
Kong where it is 945.
As at March 31, 2025, there were 1,718 million common shares outstanding.
January 1 – March 31, 2025	Canada	U.S.	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$45.14	$31.82	$245.40	P 1,996
Low	$41.00	$28.41	$221.80	P 1,600
Close	$44.84	$31.15	$238.20	P 1,600
Average Daily Volume (000)	9,274	2,274	15	0.4

Manulife Financial Corporation – First Quarter 2025	98
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